Exhibit 99.63

GOLDMINING INC.

Notice of Annual GENERAL AND SPECIAL Meeting of shareholders and Management INFORMATION Circular

Time: May 23, 2019, at 12:00 p.m. (Vancouver time)

Place: 1000 - 925 West Georgia Street Vancouver, British Columbia Canada

April 5, 2019

 GOLDMINING INC.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 23, 2019

TO:     The Shareholders of GoldMining Inc.

NOTICE IS HEREBY GIVEN that the annual general and special meeting of Shareholders of GoldMining Inc. (the "Corporation") will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on Thursday, May 23, 2019, at 12:00 p.m. (Vancouver time) (the "Meeting") for the following purposes:

1.	Financial Statements: to receive the financial statements of the Corporation for its last financial year, together with the report of the auditors thereon;

2.

Election of Directors: to elect and fix the number of directors of the Corporation for the ensuing year - see "Election of Directors" in the Corporation’s Management Information Circular dated April 5, 2019 (the "Circular");

3.

Appointment of Auditors: to reappoint Ernst & Young LLP as auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration - see "Appointment of Auditors" in the Circular;

4.

Approval of Option Plan: to consider and, if thought appropriate, approve an ordinary resolution ratifying, affirming and approving certain amendments to the amended and restated stock option plan of the Corporation dated October 18, 2016 - see "Approval of Second Amended and Restated Option Plan" in the Circular; and

5.

Approval of Restricted Share Plan: to consider and, if thought appropriate, approve an ordinary resolution ratifying, affirming and approving the proposed restricted share plan of the Corporation dated November 27, 2018 - see "Approval of Restricted Share Plan" in the Circular; and

6.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof - see "Other Business" in the Circular.

Pursuant to an exemption obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Corporation for the year ended November 30, 2018 and the accompanying management’s discussion and analysis (collectively, the "Meeting Materials"), instead of mailing paper copies. The Meeting Materials are available on the Corporation’s website at http://www.goldmining.com/investors/presentations/ and under the Corporation’s profile on www.sedar.com. The use of the notice-and-access provisions reduces costs to the Corporation.

To request a paper copy of the Meeting Materials by mail or to receive additional information about notice-and-access please call the Corporation at toll free 1-855-630-1001 (extension 409). There is no cost to you for requesting a paper copy of the Meeting Materials. Any Shareholder wishing to request a paper copy of the Meeting Materials should do so by 4:00 p.m. (Vancouver time) on May 9, 2019 in order to receive and review the Meeting Materials and submit their vote by 12:00 p.m. on May 21, 2019 as set out in the proxy or voting instruction form accompanying this Notice. Please retain the proxy or voting instruction form accompanying this Notice as another will not be sent.

The Corporation's board of directors have fixed March 25, 2019, as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each Registered Shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice in accordance with the instructions set out therein and in the Circular. A proxy will not be valid unless it is received by Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 by 12:00 p.m. (Vancouver time) on May 21, 2019 or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The chairman of the Meeting has the discretion to accept proxies received after that time.

Non-registered Shareholders who received a voting instruction form accompanying this Notice through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

Shareholders are reminded to review the Meeting Materials prior to voting.

DATED at Vancouver, British Columbia, this 5th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Amir Adnani

Amir Adnani, Chairman

ii

Table of Contents

VOTING INFORMATION	3

Solicitation of Proxies	3
Record Date	4
Appointment of Proxyholders	4
Revocability of Proxy	4
Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons	5
Voting by Non-Registered Holders	5

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF	6

RECEIPT OF FINANCIAL STATEMENTS	7

ELECTION OF DIRECTORS	7

Corporate Cease Trade Orders or Bankruptcies	9

APPOINTMENT OF AUDITORS	10

APPROVAL OF SECOND AMENDED AND RESTATED OPTION PLAN	10

APPROVAL OF RESTRICTED SHARE PLAN	11

STATEMENT OF EXECUTIVE COMPENSATION	12

Compensation Discussion and Analysis	12
Elements of Compensation	12
Risk Management	13
Anti-Hedging and Anti-Pledging Policy	13
Compensation Governance	14
Summary Compensation Table	14
Performance Graph	15
Outstanding Share-based Awards and Option-based Awards	15
Incentive Plan Awards – Value Vested or Earned During the Year for NEOs	16
Pension Plan Benefits	16
Termination and Change of Control Benefits and Employment Agreements	16
Compensation of Directors	16
Outstanding Share-based Awards and Option-based Awards	17
Incentive Plan Awards – Value Vested or Earned During the Year for Directors	18

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	19

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	23

MANAGEMENT CONTRACTS	23

AUDIT COMMITTEE	23

Corporation's Audit Committee Charter	23
Composition of the Audit Committee	23
Relevant Education and Experience	23
Audit Committee Oversight	24
Pre-Approval Policies and Procedures	24
External Auditor Service Fees	24

CORPORATE GOVERNANCE	24

Board of Directors	24
Board Mandate	26
Position Descriptions	26
Orientation and Continuing Education	26
Ethical Business Conduct	27

Nomination of Directors	27
Compensation	27
Other Committees of the Board of Directors	28
Assessments	28
Board Renewal	28
Diversity	28
Majority Voting Policy	29

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	29

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	29

REGISTRAR AND TRANSFER AGENT	30

OTHER BUSINESS	30

ADDITIONAL INFORMATION	30

SHAREHOLDER PROPOSALS	30

SHAREHOLDER NOMINATIONS	30

APPROVAL OF CIRCULAR	31

SCHEDULE "A" SECOND AMENDED AND RESTATED STOCK OPTION PLAN	32

SCHEDULE "B" RESTRICTED SHARE PLAN	40

SCHEDULE "C" AUDIT COMMITTEE CHARTER	50

GOLDMINING INC.

MANAGEMENT INFORMATION CIRCULAR

April 5, 2019

This Management Information Circular ("Circular") is being furnished to holders ("Shareholders") of common shares in the capital of GoldMining Inc. (the "Corporation") in connection with the solicitation of proxies by the board of directors and management of the Corporation for use at the annual general and special meeting to be held at 12:00 p.m. (Vancouver time) on Thursday, May 23, 2019, at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, and any adjournment(s) or postponement(s) thereof (the "Meeting") for the purposes set forth in the Notice of Meeting dated April 5, 2019 (the "Notice of Meeting"), which accompanies and is part of this Circular.

Pursuant to exemptions obtained by the Corporation under the Canada Business Corporations Act (the "CBCA"), the Corporation is using notice-and-access to provide Shareholders with electronic access to the Notice of Meeting, Circular, audited annual financial statements of the Corporation for the year ended November 30, 2018 and the accompanying management’s discussion and analysis (collectively, the "Meeting Materials") pursuant to National Instrument 51-102 Continuous Disclosure Obligations ("National Instrument 51-102") and National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer ("National Instrument 54-101") of the Canadian Securities Administrators. Pursuant to notice-and-access provisions, registered and non-registered holders of common shares will be sent a notice package explaining how to access the Meeting Materials and containing a form of proxy or voting instruction form, as applicable and in each case with a supplemental mail list return box for shareholders to request they be included in the Corporation's supplementary mailing list for receipt of the Corporation's annual and interim financial statements for the 2019 fiscal year. The Meeting Materials are available on the Corporation's website at www.goldmining.com and under the Corporation's profile on www.sedar.com. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials at toll free 1-855-630-1001 (extension 409).

The information contained in this Circular is given as of April 5, 2019 unless otherwise indicated. All dollar amounts set forth in this Circular are expressed in Canadian dollars, unless otherwise indicated.

VOTING INFORMATION

Solicitation of Proxies

The solicitation of proxies by management of the Corporation will be conducted by mail, using notice-and-access provisions, and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Corporation. The Corporation does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Corporation has requested brokers and nominees who hold stock in their respective names to furnish this Circular and related proxy materials to their customers, and the Corporation will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Corporation.

No person has been authorized to give any information or to make any representation other than as contained in this Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Corporation. The delivery of this Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Circular. This Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Record Date

The board of directors of the Corporation has set the close of business on March 25, 2019, as the record date (the "Record Date") for determining which Shareholders of the Corporation shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record ("Registered Shareholders") as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each common share that such Shareholder held on March 25, 2019, on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Corporation.

A Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy. In order to be voted, the completed form of proxy must be received by the Corporation, by mail or by hand, to the attention of Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, by 12:00 p.m. (Vancouver time) on May 21, 2019, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the form of proxy will be voted or withheld from voting in accordance with the instructions given in the form of proxy. If the Shareholder specifies a choice in the form of proxy with respect to a matter to be acted upon, then the common shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a form of proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

If no choice is specified in the form of proxy with respect to a matter to be acted upon, the form of proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy. It is intended that the Designated Persons will vote the common shares represented by the form of proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominee(s) to the board of directors and for the appointment of the independent auditors of the Corporation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are "non-registered" Shareholders because the common shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the common shares. More particularly, a person is not a Registered Shareholder in respect of common shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. ("CDS")) of which the Intermediary is a participant. In accordance with the requirements set out in National Instrument 54-101, the Corporation has distributed copies of the Meeting Materials and form of proxy to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Corporation's website at www.goldmining.com and under the Corporation's profile at www.sedar.com.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Corporation as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the common shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs. Pursuant to National Instrument 54-101, the Corporation does not intend to pay for Intermediaries to forward the Meeting Materials to Objecting Beneficial Owners. Accordingly, Objecting Beneficial Owners will not receive the Meeting Materials unless the Intermediary holding shares on their behalf assumes the cost of delivery.

These securityholder materials are being sent to both Registered Shareholders and Non-Registered Holders, using notice-and-access provisions. If you are a Non-Registered Holder and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Corporation's authorized capital consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. As of the close of business on March 25, 2019, the Corporation had 137,394,318 common shares issued and outstanding and no preferred shares issued and outstanding. The common shares are the only shares entitled to be voted at the Meeting. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each common share held.

To the knowledge of management of the Corporation, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of all voting rights of the Corporation as of the date hereof.

RECEIPT OF FINANCIAL STATEMENTS

The board of directors will place before the Shareholders at the Meeting, the financial statements of the Corporation, including comparative financial statements, for its last financial year, together with the auditors' report thereon.

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is determined from time to time by resolution of the board of directors, such number being not more than twenty and not less than three. The directors have fixed the size of the board of directors at six directors.

The board of directors is recommending six persons (the "Nominees") for election at the Meeting. Each of the six persons whose name appears below is proposed by the board of directors to be nominated for election as a director of the Corporation to serve until the next annual general meeting of the Shareholders or until the director sooner ceases to hold office.

The following table sets forth the names of the Nominees, all offices of the Corporation now held by the Nominees, the Nominees' principal occupations, the period of time for which each Nominee has been a director of the Corporation and the number of common shares of the Corporation, warrants exercisable into common shares of the Corporation ("Warrants"), stock options to purchase common shares of the Corporation ("Options"), issued and outstanding under the Corporation's amended and restated stock option plan dated October 18, 2016 and restricted share rights to acquire common shares of the Corporation ("RSRs"), subject to shareholder approval of the Corporation's Restricted Share Plan, beneficially owned by the Nominees, directly or indirectly, or over which each Nominee exercises control or direction, as of the date hereof.

Amir Adnani(1) British Columbia, Canada Age: 41 Director since 2010 Non-Independent

Mr. Adnani is a founder and serves as the President, Chief Executive Officer, Principal Executive Officer and a director of Uranium Energy Corp., a uranium mining and exploration company listed on the NYSE American, since January 2005.

Other public company board/committee memberships in the past five years:

●   Uranium Energy Corp.

Securities Held
	Common Shares Options Warrants RSRs	6,500,154(2) 1,600,000 545,454(3) Nil

Garnet Dawson(1) British Columbia, Canada Age: 61 Director since 2018 Non-Independent

Mr. Dawson has served as Chief Executive Officer of the Corporation since 2015 and before this as Technical Director of the Corporation in 2014. Prior to this, Mr. Dawson held executive and technical roles with several organizations including Brazilian Gold Corporation, EuroZinc Mining Corporation, Battle Mountain Canada Inc., BC Geological Survey and Esso Minerals Canada. Mr. Dawson is a registered Professional Geologist with the Association of Professional Engineers and Geoscientists of British Columbia and holds a Bachelor of Science in Geology from the University of Manitoba and a Master of Science in Economic Geology from the University of British Columbia.

Other public company board/committee memberships in the past five years:

●   Freegold Ventures Limited (2010 – present)

●   Bullman Minerals Inc. (2010 - 2017)

●   Huakan International Mining Inc. (2010 – 2014)

Securities Held
	Common Shares Options Warrants RSRs	49,722 950,000 Nil 60,000(4)

Mario Bernardo Garnero(5) New York, United States of America Age: 53 Director since 2018 Independent

Mr. Mario Bernardo Garnero serves as Marketing Director and Superintendent Director of the Brasilinvest Group, a Brazilian business established in 1975 as a private merchant bank. Mr. Garnero also serves as Vice President of Brasilinvest USA, a company which represents the interests of Brasilinvest Group in the United States. Mr. Garnero is also President of Fórum das Américas, a Brazilian company established in 1978 dedicated to important discussions related to the American continent such as sustainable development, human rights and the environment.

Other public company board/committee memberships in the past five years:

●   None

Securities Held
	Common Shares Options Warrants RSRs	50,000 130,000 Nil Nil

David Kong(6)(7) British Columbia, Canada Age: 72 Director since 2010 Independent

Mr. Kong has served as a director of New Pacific Metals Corp., a mining and exploration company, since November 2010, Uranium Energy Corp., a uranium mining and exploration company, since January 2011 and Silvercorp Metals Inc., a mining company since November 2011. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010. Mr. Kong served as a director of New Era Minerals Inc. from June 2014 to April 2016.

Other public company board/committee memberships in the past five years:

●   New Pacific Metals Corp. (2010 – present)

●   Uranium Energy Corp. (2011 – present)

●   Silvercorp Metals Inc. (2011 – present)

Securities Held
	Common Shares Options Warrants RSRs	541,600(8) 440,000 100,000(9) Nil

Gloria Ballesta(5)(6)(7) Bogotá, Capital District, Colombia Age: 43 Director since 2010 Independent

Ms. Ballesta has served as Chief Executive Officer of Content Mode SAS, a private Colombian company and contact center, since January 2016. Ms. Ballesta served as a paralegal for Uranium Energy Corp. from May 2010 to December 2012.

Other public company board/committee memberships in the past five years:

●   Uranium Energy Corp. (2018 – present)

Securities Held
	Common Shares Options Warrants RSRs	21,000 225,000 Nil Nil

Hon. Herb Dhaliwal(5),(6),(7) British Columbia, Canada Age: 66 Director since 2013 Independent

Mr. Dhaliwal has served as the Chief Executive Officer of Dynamic Facility Services Ltd., a private maintenance company servicing government institutions and large corporations since 2004. Mr. Dhaliwal served as a director of East West Petroleum Corp., a public company listed on the TSX Venture Exchange from July 2010 to October 2017.

Other public company board/committee memberships in the past five years:

●   East West Petroleum Corp. (2010 – 2017)

●   Advantage Lithium (2015 – 2016)

Securities Held
	Common Shares Options Warrants RSRs	100,000 240,000 Nil Nil

Notes:

(1)	As non-independent directors, Mr. Adnani and Mr. Dawson do not sit on any committees.
(2)	Includes 1,402,654 common shares held by Amir Adnani Corp. and 150,000 common shares owned by Mr. Adnani's spouse.
(3)	Includes 545,454 warrants held by Amir Adnani Corp.
(4)	RSRs granted subject to Shareholder approval at the Meeting.
(5)	Member of the Nominating and Corporate Governance Committee.
(6)	Member of the Audit Committee.
(7)	Member of the Compensation Committee.
(8)	Includes 298,700 common shares owned by Mr. Kong's spouse and 50,000 common shares owned by Mr. Kong's son.
(9)	Includes 50,000 warrants held by Mr. Kong's spouse.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed elsewhere herein, to the knowledge of the Corporation, no Nominee is or has been, within the past 10 years, a director, chief executive officer or chief financial officer of any corporation (including the Corporation) that:

(a)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the corporation access to any exemption under securities legislation that was in effect for a period of more than thirty (30) consecutive days and was issued while the Nominee was acting in the capacity of director, chief executive officer or chief financial officer of the corporation; or

(b)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant corporation access to any exemption under securities legislation that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer of the corporation and resulted from an event that occurred while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer of the corporation.

On December 2, 2009, the Hon. Herb Dhaliwal was a director of Brainhunter Inc. when an order was granted by the Ontario Superior Court of Justice under the Companies' Creditors Arrangement Act (Canada) for the corporation and certain of its principal subsidiaries providing, among other things, a stay of proceedings against it. The Hon. Herb Dhaliwal resigned as a director of Brainhunter Inc. in February 2010.

APPOINTMENT OF AUDITORS

Management of the Corporation will recommend at the Meeting that Shareholders reappoint Ernst & Young LLP, Chartered Professional Accountants ("Ernst & Young LLP"), as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

APPROVAL OF SECOND AMENDED AND RESTATED OPTION PLAN

The board of directors of the Corporation first implemented the stock option plan on January 28, 2011, as amended and restated on October 30, 2012, October 11, 2013 and October 18, 2016 (the "Option Plan"). Subject to obtaining (i) Shareholder approval at the Meeting and (ii) Toronto Stock Exchange (the "TSX") acceptance, on April 5, 2019 the board of directors of the Corporation adopted certain amendments to the Option Plan (as amended and restated, the "Second Amended and Restated Option Plan"). At the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve an ordinary resolution ratifying, affirming and approving the Second Amended and Restated Option Plan (the "Option Plan Resolution") in or substantially in the form presented to the directors and attached hereto as Schedule "A".

The Second Amended and Restated Option Plan amends and restates the Option Plan by:

1.

deleting Section 18.2 of the Option Plan that required the Corporation to obtain disinterested Shareholder approval in the event of Insider (as such term is defined in the Option Plan) participation exceeding 10%, and replacing it by adopting a provision under Section 4.2 that, in accordance with the current rules and policies of the TSX, limits Insider (as such term is defined in the Option Plan) participation such that the number of common shares: (i) issuable to Insiders at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders within a one-year period, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation;

2.

adopting a provision to allow for a "cashless exercise" feature that permits an Optionee (as such term is defined in the Option Plan) to elect to deliver a copy of irrevocable instructions to a broker to sell the common shares of the Corporation otherwise deliverable upon the exercise of the Options (as such term is defined in the Option Plan) and to deliver to the Corporation an amount equal to the exercise price of the Options against delivery of the common shares of the Corporation to settle the applicable trade;

3.

adopting a provision to allow for a "net exercise" feature that permits an Optionee (as such term is defined in the Option Plan) to elect to exercise an Option or a portion thereof held by the Optionee by surrendering such Option or a portion thereof in consideration for the Corporation delivering common shares of the Corporation to the Optionee but withholding the minimum number of common shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options;

4.

adopting a provision to allow for the Corporation to take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority to withhold in connection with the Option Plan, any Options, the exercise or surrender of any Options, or the issuance of common shares of the Corporation under the Option Plan;

5.	amending the definition of "market price" referenced in Section 7.1 of the Option Plan, to bring it in line with the current rules and policies of the TSX; and

6.

amending Section 19.1 and Section 20.2 (now Section 21.2 under the Second Amended and Restated Option Plan) with clean-up changes to bring them into line with the current rules and policies of the TSX.

Under the Second Amended and Restated Option Plan, the Corporation may grant stock options pursuant to which common shares may be purchased by directors, officers, consultants and employees of the Corporation and its subsidiaries up to a maximum of 10% of the issued and outstanding capital of the Corporation. As of the date hereof, the Corporation had 137,394,318 common shares outstanding and may issue up to a maximum of 13,739,431 common shares pursuant to the Option Plan. As of the date hereof, 10,063,250 Options are outstanding under the Option Plan (representing 7.3% of the Corporation's outstanding common shares), and a further 3,676,181 Options are available for grant under the Option Plan (representing 2.7% of the Corporation's outstanding common shares).

The complete text of the Option Plan Resolution to be considered at the Meeting for approval, confirmation and adoption with or without variation, is substantially as follows:

"BE IT RESOLVED as an ordinary resolution that:

1.	the amended and restated stock option plan of the Corporation, as described in and attached as Schedule "A" to the Circular, be, and is hereby, ratified, affirmed and approved; and

2.

any one director or officer of the Corporation be, and is hereby, authorized and directed to do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The board of directors recommends that Shareholders vote IN FAVOUR of the Option Plan Resolution. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote FOR the Option Plan Resolution. In order to be effective, the ordinary resolution must be passed by a majority of votes cast at the Meeting.

APPROVAL OF RESTRICTED SHARE PLAN

The current restricted share plan of the Corporation (the "Restricted Share Plan") was approved by the board of directors of the Corporation on November 27, 2018. Under the Restricted Share Plan, the Corporation may grant restricted share rights (the "RSRs") to directors, officers, consultants and employees of the Corporation and its subsidiaries, entitling such participants to acquire up to an aggregate maximum of 2,700,000 common shares of the Corporation. As of the date hereof, 140,000 RSRs have been granted and 2,560,000 RSRs remain outstanding under the Restricted Share Plan. Management of the Corporation will table a resolution to ratify, affirm and approve the Restricted Share Plan and the grant of the 140,000 RSRs thereunder (the "Restricted Share Plan Resolution"). The complete text of the Restricted Share Plan Resolution to be considered at the meeting for approval, confirmation and adoption with or without variation, is substantially as follows:

"BE IT RESOLVED as an ordinary resolution that:

1.	the Restricted Share Plan, in the form attached as Schedule "B" to the Circular be, and is hereby, ratified, affirmed and approved;

2.

the 140,000 RSRs granted under the Restricted Share Plan on November 27, 2018, as described under "Securities Authorized for Issuance under Equity Compensation Plans – Restricted Share Plan" of this Circular, are hereby ratified, approved and authorized;

3.

the form of the Restricted Share Plan may be amended in order to satisfy the requirements or requests of any regulatory authorities or stock exchange without requiring further approval of the Shareholders of the Corporation; and

4.

any one director or officer of the Corporation be, and is hereby, authorized and directed to do all such acts and things and to execute and deliver under the corporate seal of the Corporation or otherwise all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

The board of directors recommends that Shareholders vote IN FAVOUR of the Restricted Share Plan Resolution. Unless otherwise directed, it is the intention of the persons designated in the accompanying form of proxy to vote FOR the Restricted Share Plan Resolution. In order to be effective, the special resolution must be passed by a majority of votes cast at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The following information is presented in accordance with National Instrument 51-102 and Form 51-102F6 – Statement of Executive Compensation, and sets forth the annual compensation for services in all capacities to the Corporation and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the only other executive officer, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded $150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as our officer or an officer of any of our subsidiaries at the end of the most recently completed financial year (together, the "Named Executive Officers" or "NEOs").

Compensation Discussion and Analysis

The goal of the Corporation's executive compensation philosophy is to attract, motivate, retain and reward an energetic, goal driven, highly qualified and experienced management team and to encourage them to meet and exceed performance expectations within a calculated risk framework. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates.

Elements of Compensation

The compensation program is designed to reward each executive based on individual, business and corporate performance and is also designed to incent such executives to drive the annual and long-term business goals of the organization to enhance the sustainable profitability and growth of the Corporation.

The following key principles guide the Corporation's overall compensation philosophy:

●	compensation is designed to align executives to the critical business issues facing the Corporation;
●	compensation is fair and reasonable to Shareholders and is set with reference to the local market;
●	the compensation design supports and rewards executives for entrepreneurial and innovative efforts and results;
●	an appropriate portion of total compensation is equity-based, aligning the interests of executives with Shareholders; and
●	compensation is transparent to the board of directors, executives and Shareholders.

The Corporation does not assess its compensation through benchmarks or peer groups at this time. When reviewing the compensation of executive officers, the Compensation Committee considers the following objectives:

●	to engage individuals critical to the growth and success of the Corporation;
●	to reward performance of individuals by recognizing their contributions to the Corporation's growth and achievements; and
●	to compensate individuals based on performance.

For executive officers who are offered compensation, such compensation is primarily comprised of a base salary, bonus, restricted share rights and options to purchase common shares.

Salary:      For executive officers who are offered compensation, the base salary is the foundation of such compensation and is intended to compensate competitively. The desire is for base salary to be high enough to secure talented personnel which, when coupled with performance-based compensation, provides for a direct correlation between individual accomplishment and the success of the Corporation as a whole.

Bonus:       Annual bonuses are variable components of compensation, designed to reward executives for corporate, business and individual achievements. Annual bonuses (if any) are discretionary and are designed to reflect the Corporation's annual achievement of its business strategy as well as individual achievements.

Options:    The Second Amended and Restated Option Plan provides that the board of directors may from time to time, in its discretion, grant Options to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation. For information in respect of the Option Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

RSRs:       The Restricted Share Plan, if approved by the Shareholders, provides that the board of directors may from time to time, in its discretion, grant RSRs to directors, officers, employees and consultants of the Corporation, or any subsidiary of the Corporation. For information in respect of the Restricted Share Plan, please refer to the section entitled "Securities Authorized for Issuance Under Equity Compensation Plans".

The Compensation Committee makes recommendations to the board of directors regarding the periodic grant of Options and RSRs to key employees and executive officers. The Compensation Committee makes those recommendations on a discretionary basis, given the size of the Corporation, based on individual performance, positions held within the Corporation and the overall performance of the Corporation. The Compensation Committee takes into consideration previous grants when it considers new grants of Options and RSRs to employees and executives of the Corporation.

Risk Management

The Corporation has taken steps to ensure its executive compensation program does not incent inappropriate risks. Some of the risk management initiatives currently employed by the Corporation are as follows:

●	appointing a Compensation Committee comprised of all independent directors to oversee the executive compensation program; and
●	use of discretion in adjusting bonus payments (if any) up or down as the Compensation Committee deems appropriate and recommends.

Anti-Hedging and Anti-Pledging Policy

We adopted an anti-hedging and anti-pledging policy (the "Anti-Hedging and Anti-Pledging Policy"). The Anti-Hedging and Anti-Pledging Policy provides that, unless otherwise previously approved by the Nominating and Corporate Governance Committee, no director, officer or employee of the Corporation or its subsidiaries or, to the extent practicable, any other person (or their associates) in a special relationship (within the meaning of applicable securities laws) with the Corporation, may, at any time: (i) purchase financial instruments, including prepaid variable forward contracts, instruments for the short sale or purchase or sale of call or put options, equity swaps, collars, or units of exchangeable funds that are based on fluctuations of the Corporation's debt or equity instruments and that are designed to or that may reasonably be expected to have the effect of hedging or offsetting a decrease in the market value of any securities of the Corporation; or (ii) purchase the Corporation's securities on a margin or otherwise pledge the Corporation's securities as collateral for a loan. Any violation of our Anti-Hedging and Anti-Pledging Policy will be regarded as a serious offence. Our Anti-Hedging and Anti-Pledging Policy is available on the Corporation's website at www.goldmining.com.

Compensation Governance

The Compensation Committee is comprised of David Kong, Gloria Ballesta and the Hon. Herb Dhaliwal, all of whom are "independent" members as that term is used in National Instrument 52-110 - Audit Committees ("NI 52-110"). David Kong is the Chair of the Compensation Committee.

The Compensation Committee operates under a written charter. Among other things, the Compensation Committee has the responsibility of assessing the performance of the Chief Executive Officer, evaluating the Chief Executive Officer's contribution to our overall success and recommending to the Board the Chief Executive Officer's level of compensation. It is also responsible for reviewing and approving the compensation of other key executive officers including salary, bonus, incentive and other compensation levels. For further information relating to the Compensation Committee's responsibilities and the policies and practices used to determine compensation for our directors and executive officers, see the sections of this Circular entitled "Statement of Executive Compensation – Compensation Discussion and Analysis" above and "Corporate Governance – Compensation" below.

All members of the Compensation Committee have experience in compensation matters, either as members of compensation committees of other public companies and/or from having served as senior executives with significant responsibility for or involvement in compensation matters. For further information, see the profiles of our directors above under the section entitled "Election of Directors".

Summary Compensation Table

The following table sets out all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Corporation to each NEO, in any capacity, for the three most recently completed financial years.

Name and principal position	Year	Salary ($)	Bonus ($)	Share-based awards(1) ($)	Option- based awards(2) ($)	All other compensation ($)	Total compensation ($)
Garnet Dawson Chief Executive Officer and Director	2018 2017(3) 2016	165,000 165,000 108,010	Nil Nil Nil	46,800 Nil Nil	106,333 258,000 44,381	Nil Nil Nil	318,133 423,000 152,391
Pat Obara Secretary, Chief Financial Officer and former Director (4)	2018 2017 2016	38,800 36,000 43,122	Nil 15,000 Nil	39,000 Nil Nil	91,143 258,000 44,381	2,880(5) 12,612(5) Nil	171,903 321,612 87,503
Paulo Valle Pereira Neto President	2018 2017 2016	88,448 92,845 93,931	26,083 Nil Nil	Nil Nil Nil	41,014 110,571 44,381	Nil Nil Nil	155,545 203,416 138,312

Notes:

(1)

The "Share-based awards" consist of RSRs which are subject to Shareholder approval of the Restricted Share Plan and the grant of such RSRs thereunder. Mr. Dawson and Mr. Obara received 60,000 and 50,000 RSRs, respectively, on November 27, 2018. The fair value of the RSRs at the grant date is calculated using the closing price of the Corporation’s common shares on the TSX on November 26, 2018, being the date prior to the date of grant.

(2)

The Black-Scholes option valuation model has been used to determine the fair value on the date of grant. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the common share price, expected dividend yield and risk free interest rate. The Black-Scholes pricing model was used to estimate the fair value as it is the most accepted methodology. The inputs used by the Corporation in the Black-Scholes pricing model were: a risk free interest rate of 2.17%; expected life of 2.86 years; and annualized volatility of 57.35%.

(3)	Mr. Dawson's salary was increased to $165,000 per annum effective January 1, 2017. Mr. Dawson does not receive any compensation for services as a director.
(4)	Amounts stated reflect the annual salary received by Mr. Obara in his capacity as Chief Financial Officer. Mr. Obara did not receive any compensation for services as a former director.
(5)	Represents amounts paid for unused vacation.

Performance Graph

The following graph compares the total cumulative return for a Shareholder who invested $100 in common shares of the Corporation for the five year period beginning on December 2, 2013 through November 30, 2018 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX SmallCap Index for the same period.

Our executive compensation is generally linked to initiatives completed year-over-year and our financial performance. Trends in our returns to Shareholders are not generally determinative of total compensation to our NEOs.

Outstanding Share-based Awards and Option-based Awards

The following table states the name of each NEO, the number of options available for exercise, the exercise price and expiration date for each option as at November 30, 2018.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of securities underlying unexercised options(3) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(4) ($)	Shares or units of Shares that have not vested(5)(6) ($)	Market or payout value of share- based awards that have not vested(7) ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Garnet Dawson Chief Executive Officer nd Director	350,000 350,000 150,000 100,000	0.78 1.69 0.73 0.71	26-Nov-23 22-Jul-22 01-Apr-21 06-Feb-20	17,500 — 15,000 12,000	60,000	46,800	—
Pat Obara Secretary and Chief Financial Officer and former Director	300,000 350,000 150,000 100,000	0.78 1.69 0.73 0.71	26-Nov-23 22-Jul-22 01-Apr-21 06-Feb-20	15,000 — 15,000 12,000	50,000	39,000	—
Paulo Valle Pereira Neto President	135,000 150,000 150,000 100,000	0.78 1.69 0.73 0.71	26-Nov-23 22-Jul-22 01-Apr-21 06-Feb-20	6,750 — 15,000 12,000	N/A	N/A	N/A

Notes:

(1)

Stock Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. 600,000 of the Options held by Mr. Dawson have vested, 587,500 of the Options held by Mr. Obara have vested, and 396,250 of the Options held by Mr. Pereira have vested.

(2)

The "Share-based Awards" consist of RSRs. Each RSR entitles the holder to receive one common share upon the expiry of the restricted periods applicable to the RSRs, as may be determined by the board of directors of the Corporation, during the holder’s continual service with the Corporation. The Restricted Share Plan and the RSRs granted thereunder are subject to Shareholder approval of same.

(3)	Each stock option entitles the holder to one common share upon exercise.
(4)

The "Value of Unexercised in-the-Money Options" is calculated on the basis of the difference between the closing price of $0.83 of the Corporation's common shares on the TSX on November 30, 2018 and the exercise price of the Options.

(5)	The grant of RSRs to Mr. Dawson and Mr. Obara are subject to Shareholder approval of the Restricted Share Plan and the grant of such RSRs thereunder.
(6)

Subject to Shareholder approval of the Restricted Share Plan and the grant of the RSRs thereunder, the RSRs granted to Mr. Dawson and Mr. Obara will vest as to 50% six months from the date of grant, and 50% twelve months from the date of grant, in accordance with the expiry of the restricted periods applicable to such RSRs as determined by the board of directors of the Corporation.

(7)

The market value of share-based awards that have not vested is calculated using the closing price of the Corporation’s common shares on the TSX on November 26, 2018, being the date prior to the date of grant of the RSRs. No RSRs have vested during the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if stock options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by a NEO.

Name and Principal Position	Option-based awards – value vested during the year(1) ($)	Share-based awards – value vested during the year ($)
Garnet Dawson Chief Executive Officer and Director	129,724	—
Pat Obara Secretary and Chief Financial Officer and Former Director	126,100	—
Paulo Valle Pereira Neto President	54,509	—

Notes:

(1)

Value vested during the year is calculated by subtracting the exercise price of the option (being the market price of the Corporation’s shares on the award date) from the market price of the Corporation’s shares on the date the option vested (being the closing price of the Corporation’s shares on the TSX on the last trading day prior to the vesting date).

No compensation securities were exercised by the NEOs of the Corporation during the most recently completed financial year.

Pension Plan Benefits

The Corporation does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits and Employment Agreements

The Corporation and its subsidiaries do not have any employment, consulting or management agreements with any of the Corporation's NEOs. Neither the Corporation nor its subsidiaries have a contract agreement, plan or arrangement that provides for payments to a NEO following or in connection with any change of control of the Corporation or any of its subsidiaries, severance, termination or constructive dismissal.

Compensation of Directors

The Corporation's directors are entitled to receive remuneration for serving on the board of directors as the board of directors or the Shareholders may from time to time determine, and the Corporation is required to reimburse each director for reasonable expenses that he or she may incur in and about the business of the Corporation. The Corporation's directors may award special remuneration, without confirmation by the Shareholders, to any director undertaking any special services on the Corporation's behalf other than routine work ordinarily required of a director, and such remuneration will be in addition to any other remuneration that such director may be entitled to receive. Unless the Shareholders determine otherwise, the board of directors may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Corporation and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

No director compensation was paid to directors who are members of management of the Corporation.

The following table provides information regarding compensation paid to the directors in our most recently completed financial year.

Name	Fees earned ($)	Share- based awards ($)	Option- based awards(1) ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total(2) ($)
Amir Adnani	120,000	—	258,238	—	—	—	378,238
Mario B. Garnero(3)	62,475	—	58,861	—	—	—	121,336
David Kong	9,750	—	34,938	—	—	—	44,688
Gloria Ballesta	7,800	—	19,748	—	—	—	27,548
Hon. Herb Dhaliwal	9,750	—	19,748	—	—	—	29,498
Mario Garnero(4)	76,974	—	—	—	—	—	76,974

Notes:

(1)	Options were awarded on November 27, 2018 with an exercise price of $0.78 expiring on November 26, 2023.
(2)	Before deduction of applicable taxes.
(3)	Mr. Mario B. Garnero was appointed as a director effective March 28, 2018.
(4)	Mr. Mario Garnero resigned as a director and was appointed as a member of the advisory board effective March 28, 2018.

Outstanding Share-based Awards and Option-based Awards

The following table states the name of each director, the number of options available for exercise, the exercise price and expiration date for each option as at November 30, 2018.

	Option-based Awards(1)				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options(2) (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(3) ($)	Shares or units of Shares that have not vested ($)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Amir Adnani	850,000 475,000 125,000 150,000	0.78 1.69 0.73 0.71	26-Nov-23 22-Jul-22 01-Apr-21 06-Feb-20	42,500 — 12,500 18,000	N/A	N/A	N/A
Mario B. Garnero	30,000 100,000	0.78 1.21	26-Nov-23 29-Mar-23	1,500 —	N/A	N/A	N/A
David Kong	115,000 125,000 100,000 100,000	0.78 1.69 0.73 0.71	26-Nov-23 22-Jul-22 01-Apr-21 06-Feb-20	5,750 — 10,000 12,000	N/A	N/A	N/A
Gloria Ballesta	65,000 75,000 35,000 50,000	0.78 1.69 0.73 0.71	26-Nov-23 22-Jul-22 01-Apr-21 06-Feb-20	3,250 — 3,500 6,000	N/A	N/A	N/A
Hon. Herb Dhaliwal	65,000 75,000 75,000 100,000	0.78 1.69 0.73 0.71	26-Nov-23 22-Jul-22 01-Apr-21 06-Feb-20	3,250 — 7,500 12,000	N/A	N/A	N/A
Mario Garnero(4)	200,000 125,000 150,000	1.69 0.73 0.71	22-Jul-22 01-Apr-21 06-Feb-20	— 12,500 18,000	N/A	N/A	N/A

Notes:

(1)

Stock Options vesting as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. 843,750 of the Options held by Mr. Adnani have vested, 57,500 of the Options held by Mr. Mario B. Garnero have vested, 353,750 of the Options held by Mr. Kong have vested, 157,500 of the Options held by Ms. Ballesta have vested, 172,500 of the Options held by Hon. Dhaliwal have vested, and 425,000 of the Options held by Mr. Mario Garnero have vested.

(2)	Each stock option entitles the holder to one common share upon exercise.
(3)

The “Value of unexercised in-the-money options” is calculated on the basis of the difference between the closing price of $0.83 of the Corporation’s common shares on the TSX on November 30, 2018 and the exercise price of the Options.

(4)	Mr. Mario Garnero resigned as a director and was appointed as a member of the advisory board effective March 28, 2018.

Incentive Plan Awards – Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a Director if stock options under option-based awards had been exercised on the vesting-date, as well as the aggregate dollar value realized upon vesting of share-based awards by a Director.

Name and Principal Position	Option-based awards – value vested during the year(2) ($)	Share-based awards – value vested during the year ($)
Amir Adnani Director (Chairman)	203,233	—
Mario B. Garnero Director	40,489	—
David Kong Director	45,605	—
Gloria Ballesta Director	27,073	—
Hon. Herb Dhaliwal Director	27,073	—
Mario Garnero(1)	59,632	—

Notes:

(1)	Mr. Mario Garnero resigned as a director and was appointed as a member of the advisory board effective March 28, 2018.
(2)

Value vested during the year is calculated by subtracting the exercise price of the option (being the market price of the Corporation’s shares on the award date) from the market price of the Corporation’s shares on the date the option vested (being the closing price of the Corporation’s shares on the TSX on the last trading day prior to the vesting date).

No compensation securities were exercised by the Directors of the Corporation during the most recently completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth the securities authorized for issuance under compensation plans as of November 30, 2018, the end of the Corporation's most recently completed financial year.

Plan Category	Class of Securities	Number of securities to be issued upon exercise of outstanding awards (#)	Weighted- average exercise price/value of outstanding awards ($)	Number of securities remaining available for future issuance under equity compensation plan (#)
Equity compensation plans approved by securityholders(1)	Options	10,063,250(2)	$1.16	3,676,181
Equity compensation plans not approved by security holders	Bellhaven Options RSRs(4)	26,738(3) 140,000	$1.00 $0.78	Nil 2,560,000
TOTAL		10,229,988	$1.15	6,236,181

Notes:

(1)	The Shareholders of the Corporation most recently approved the Option Plan on May 24, 2018.
(2)	The maximum number of common shares reserved for issuance under the Option Plan is 10% of the outstanding common shares of the Corporation on a rolling basis.
(3)

Includes 26,738 shares of the Corporation issuable pursuant to the exercise of 106,952 options having an exercise price of $1.00 and a remaining term of 2.65 years assumed by the Corporation in connection with the acquisition of Bellhaven Copper & Gold Inc. on May 30, 2017and outstanding on November 30, 2018, which were not issued pursuant to, and are not subject to the terms and conditions of, the Corporation's Option Plan.

(4)

The RSRs are subject to Shareholder approval and ratification of the Restricted Share Plan and grant of the 140,000 outstanding RSRs. Such RSRs will be cancelled in the event Shareholder approval of the Restricted Share Plan is not obtained.

Stock Option Plan

The board of directors of the Corporation first implemented the Option Plan on January 28, 2011, as amended and restated on October 30, 2012, October 11, 2013, October 18, 2016. Subject to obtaining: (i) Shareholder approval at the Meeting; and (ii) TSX acceptance, on April 5, 2019, the board of directors of the Corporation adopted certain further amendments to the Option Plan (see "Approval of Second Amended and Restated Option Plan" above for further information). The Option Plan was originally adopted by the Shareholders of the Corporation on August 31, 2011 and most recently, the Option Plan, as amended, was ratified and approved by the Shareholders on November 22, 2017. In accordance with the policies of the TSX, a rolling plan requires the approval of the Shareholders every three years. Accordingly, at the Meeting, Shareholders will be asked to consider and, if thought appropriate, approve an ordinary resolution ratifying, affirming and approving the Second Amended and Restated Option Plan.

The purpose of the Option Plan is to attract, retain and motivate qualified directors, executives, employees and consultants and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Option Plan, the board of directors may designate directors, senior officers, employees and consultants of the Corporation eligible to receive Options to acquire such numbers of common shares as the board of directors may determine, each Option so granted being for a term specified by the board of directors up to a maximum of five years from the date of grant. The maximum number of common shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding common shares in the capital of the Corporation. As of the date hereof, the Corporation had 137,394,318 common shares outstanding and may issue up to a maximum of 13,739,431 common shares pursuant to the Option Plan.

In accordance with its terms, in no case may the grant of Options under the Option Plan result in: (i) the grant to any one individual, within any 12-month period (unless the Corporation has obtained disinterested Shareholder approval) of Options reserving for issuance a number of common shares exceeding in the aggregate 5% of the issued and outstanding common shares; (ii) the grant to all persons engaged by the Corporation to provide investor relations activities, within any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares; or (iii) the grant to any one consultant, in any twelve month period, of Options reserving for issuance a number of common shares exceeding in the aggregate 2% of the issued and outstanding common shares. Subject to Shareholder approval, the Second Amended and Restated Option Plan will limit insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Second Amended and Restated Option Plan) at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Second Amended and Restated Option Plan) within a twelve-month period, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation. As of the date hereof, 10,063,250 Options are outstanding under the Option Plan (representing 7.3% of the Corporation's outstanding common shares), and a further 3,676,181 Options are available for grant under the Option Plan (representing 2.7% of the Corporation's outstanding common shares).

The price at which a holder of Options (an "Optionholder") may purchase common shares upon the exercise of an Option is determined by the board of directors, provided that such exercise price cannot be less than the closing price of the common shares on the last trading day prior to the date on which such Options are granted. Options granted under the Option Plan may contain vesting provisions at the discretion of the board of directors of the Corporation. If an Option expires during one of the Corporation's self-imposed blackout periods, such Option will automatically be extended for ten business days following expiration of the blackout period.

Subject to certain exceptions, an Option will not be exercisable unless the Optionholder remains an eligible director, senior officer, employee or consultant continuously throughout the term of such Option. Should the Optionholder cease to be an eligible director, senior officer, employee or consultant of the Corporation during the term of an Option for any reason other than death or cause, the Option will be exercisable for a maximum of ninety days thereafter. If an Optionholder dies during the term of an Option, such Option will be exercisable by the executor or administrator of the Optionholder's estate for a maximum of one year following such death. Should the Optionholder cease to be an eligible director, senior officer, employee, consultant or management company employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised Options of such Optionholder under the Option Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the Option granted to such Optionholder under the Option Plan. In the event of a proposal of a change of control, all Options granted shall immediately vest provided that such vesting is not in violation of the current policies of the TSX. Upon consummation of a change of control, the Option Plan shall terminate and any unexercised Options shall also terminate.

In no event may the Option under the Option Plan be assigned or transferred, except to the extent that certain rights may pass to a legal representative upon death of an Optionee.

Subject to Shareholder approval, the Second Amended and Restated Option Plan will provide for: (i) a "cashless exercise" feature that permits an Optionholder to elect to deliver a copy of irrevocable instructions to a broker to sell the common shares of the Corporation otherwise deliverable upon the exercise of the Options and to deliver to the Corporation an amount equal to the exercise price of the Options against delivery of the common shares of the Corporation to settle the applicable trade; and (ii) a "net exercise" feature that permits an Optionholder to elect to exercise an Option or a portion thereof by surrendering such Option or a portion thereof in consideration for the Corporation delivering common shares of the Corporation to the Optionee but withholding the minimum number of common shares otherwise deliverable in respect of the Options that are needed to pay for the exercise price of such Options.

The board of directors of the Corporation may at any time, in its sole and absolute discretion and without the approval of Shareholders, amend, suspend, terminate or discontinue the Option Plan and may amend the terms and conditions of any grants thereunder, subject to (a) any required approval of any applicable regulatory authority or the TSX; and (b) approval of our Shareholders as required by the rules of the TSX or applicable law, provided that Shareholder approval shall not be required for the following amendments and the board of directors of the Corporation may make changes which may include but are not limited to:

(i)	amendments of a "housekeeping nature";

(ii)

any amendment for the purpose of curing any ambiguity, error or omission in the Option Plan or to correct or supplement any provision of the Option Plan that is inconsistent with any other provision of the Option Plan;

(iii)	an amendment which is necessary to comply with applicable law or TSX requirements;

(iv)	amendments respecting administration and eligibility for participation under the Option Plan;

(v)	changes to terms and conditions on which Options may be or have been granted pursuant to the Option Plan, including changes to the vesting provisions and terms of any Options;

(vi)	amendments which alter, extend or accelerate the terms of vesting applicable to any Options granted pursuant to the Option Plan; and

(vii)	changes to the termination provisions of an Option or the Option Plan which do not entail an extension beyond the original fixed term.

Burn Rate

For the years ended November 30, 2018, 2017 and 2016, the Corporation's annual burn rate under the Option Plan was 2.61%, 3.10% and 1.92%, respectively.

Financial Year	Number of options awarded under Plan during financial year (a)	Weighted average number of common shares outstanding for financial year (b)	Burn Rate ((a)/(b))
2018	3,520,000	135,074,277	2.61%
2017	3,843,000	124,100,317	3.10%
2016	1,885,000	98,200,853	1.92%

Restricted Share Plan

The board of directors of the Corporation approved the Restricted Share Plan on November 27, 2018. In accordance with the policies of the TSX, a rolling plan requires the approval of the Shareholders on an annual basis. Accordingly, at the Meeting, the Corporation will be seeking the approval, confirmation and adoption, with or without variation, from its Shareholders for the ratification of the Restricted Share Plan.

Since the Restricted Share Plan was adopted, 140,000 RSRs were granted to two executive officers of the Corporation, one of whom is also a director of the Corporation, and two employees of the Corporation on November 27, 2018. With respect to each such recipient, 50% of their RSRs will vest six months following the date of grant, and the remaining 50% of their RSRs will vest 12 months following the date of grant. The RSRs cannot be exercised until such time that Shareholders of the Corporation have approved and ratified the Restricted Share Plan and the grants. Should Shareholders of the Corporation fail to approve the Restricted Share Plan, these RSRs will be cancelled forthwith.

The purpose of the Restricted Share Plan is to attract, retain and motivate qualified employees, directors, management, employees and consultants of the Corporation and the Designated Affiliates and to reward them for their contributions toward the goals and success of the Corporation. Pursuant to the terms of the Restricted Share Plan, the board of directors may designate employees, directors, management, employees and consultants of the Corporation and the Designated Affiliates eligible to receive RSRs (an "eligible Participant") to acquire such numbers of common shares as the board of directors may determine, each RSR so granted being for a term specified by the board of directors up to a maximum of three years from the date of grant. Each RSR entitles the holder to receive one common shares of the Corporation without payment of additional consideration on the later of: (i) the end of a restricted period of time wherein a RSR cannot be exercised as determined by the board of directors of the Corporation (a "Restricted Period"); and (ii) a date determined by an eligible Participant that is after the Restricted Period (a "Deferred Payment Date"). The maximum number of common shares reserved for issuance for RSRs granted under the Restricted Share Plan is 2,700,000 common shares.

In accordance with its terms, in no case may the grant of RSRs under the Restricted Share Plan result in the grant to any director, who is not also an employee, of RSRs for issuance exceeding $100,000 in any fiscal year and may only be granted in lieu of their cash based annual retainers. The Restricted Share Plan limits insider participation such that the number of common shares: (i) issuable to Insiders (as defined in the Restricted Share Plan), at any time, under all security based compensation arrangements of the Corporation does not exceed 10% of the issued and outstanding common shares of the Corporation; and (ii) issued to Insiders (as defined in the Restricted Share Plan), within a twelve-month period, under all security based compensation arrangements of the Corporation, does not exceed 10% of the issued and outstanding common shares of the Corporation. As of the date hereof, 140,000 RSRs have been granted, representing 0.1% of the current outstanding common shares of the Corporation, and 2,560,000 RSRs remain outstanding under the Restricted Share Plan, representing 2% of the current outstanding common shares of the Corporation.

Subject to certain exceptions, RSRs will not be issuable unless the RSRs holder remains an eligible director, senior officer, employee or consultant continuously throughout the Restricted Period of the RSRs. Should the RSR holder cease to be an eligible director, senior officer, employee or consultant of the Corporation during the restricted period of RSRs for any reason other than death, the RSRs shall immediately terminate. If a RSR holder dies during the term of a RSRs, such RSRs will be immediately issuable by the Corporation. Except as otherwise may be expressly provided for under the Restricted Share Plan or pursuant to a will or by the laws of descent and distribution, no RSR and no other right or interest of an RSR holder is assignable or transferrable.

If a RSR holder holds RSRs that are subject to a Restricted Period, the board of directors of the Corporation will have the discretion to pay the RSR holder cash equal to any cash dividends declared on the common shares of the Corporation that would be payable on the common shares issuable in accordance with the RSRs at the time such dividends are ordinarily paid to holders of the common shares of the Corporation. The Corporation, at its discretion, may pay a RSR holder such cash dividends, if any, to those RSR holders that hold RSRs that are no longer subject to a Restricted Period, but are exercisable at a Deferred Payment Date.

For eligible employees, vesting upon a change of control contains a double trigger provision. For all other RSR holders, upon a change of control, all their outstanding RSRs will immediately vest, and the common shares underlying the RSRs will be immediately issuable by the Corporation. In the event any Restricted Period expires or a Deferred Payment Date occurs during a self-imposed blackout period, such Restricted Period or Deferred Payment Date will be automatically extended for 48 hours after such black out period has expired.

The board of directors of the Corporation may from time to time in their absolute discretion amend, modify and change the provisions of the Restricted Share Plan without Shareholder approval, provided that any amendment, modification or change to the provisions of the Restricted Share Plan which would:

(i)	materially increase the benefits under the Restricted Share Plan;

(ii)	increase the number of common shares of the Corporation which may be issued pursuant to the Restricted Share Plan;

(iii)	make any amendment which increases the Non-Employee Director Participation Limit as set out in the Restricted Share Plan;

(iv)	materially modify the requirements as to eligibility for participation in the Restricted Share Plan; or

(v)

make any amendment to the amendment provisions of the Restricted Share Plan so as to increase the ability of the board of directors of the Corporation to amend the Restricted Share Plan without Shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the Shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Restricted Share Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the Corporation's directors or executive officers, proposed nominees for election as directors, or associates of any of them, is or has been indebted to the Corporation or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, nor any current or former employees or former directors and executive officers, are indebted to the Corporation or any of its subsidiaries as of the date of this Circular.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not performed by a person or persons other than the directors or executive officers of the Corporation.

AUDIT COMMITTEE

Corporation's Audit Committee Charter

The Audit Committee operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this Circular as Schedule "C".

Composition of the Audit Committee

As of the date of this Circular the members of the Audit Committee are David Kong, Gloria Ballesta and the Honorable Herb Dhaliwal. Each member of the Audit Committee is financially literate. Mr. Kong, Ms. Ballesta and Mr. Dhaliwal are all independent directors under National Instrument 52-110 – Audit Committees ("National Instrument 52-110"). David Kong is the chair of the Audit Committee.

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

David Kong

Mr. Kong holds a Bachelor in Business Administration and earned his Chartered Accountant designation in British Columbia in 1978 and his U.S. CPA (Illinois) designation in 2002. Mr. Kong was a partner at Ellis Foster, Chartered Accountants from 1981 to 2004, before merging with Ernst & Young LLP in 2005, where he was a partner until 2010. Mr. Kong is a certified director (ICD.D) of the Institute of Corporate Directors.

Gloria Ballesta

Ms. Ballesta holds an LLB (Hons.) from the CEU Cardenal Herrera University in Spain and a Master's degree in Marketing and Business Management from ESIC School of Business in Spain. Ms. Ballesta was a Paralegal for Uranium Energy Corp., a public company listed on the NYSE American exchange, from May 2010 to December 2012. Ms. Ballesta has experience working in North American, European and Latin American business environments and has direct experience working with Canadian public companies. Ms. Ballesta has experience managing administrative and compliance procedures for spin-offs, take-overs and financings of various Canadian public companies.

Hon. Herb Dhaliwal

Mr. Dhaliwal holds a Bachelor in Commerce from the University of British Columbia. The Hon. Herb Dhaliwal served in Ottawa as a Canadian Member of Parliament for over ten years. He served as minister in several portfolios in the Federal Cabinet under Prime Minister Jean Chretien including Minister of Natural Resources, Minister of National Revenue and Minister of Fisheries and Oceans. Prior to his entrance to national politics he founded a maintenance company that has grown under his leadership from one employee to over 500. He has also served as Vice-Chair of the B.C. Hydro and Power Authority board of directors, with responsibility for oversight of the Budget and Audit Committees.

Audit Committee Oversight

At no time since the commencement of the Corporation's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors.

Pre-Approval Policies and Procedures

The Audit Committee Charter provides that the Audit Committee shall pre-approve all non-audit services to be provided by the external auditors of the Corporation.

External Auditor Service Fees

Ernst & Young LLP has served as the Corporation's auditors since December 2010. Fees payable to Ernst & Young LLP for services rendered for the financial year ended November 30, 2018 are detailed in the table below:

	Year ended November 30, 2018	Year ended November 30, 2017
Audit Fees(1)	$58,800	$56,000
Audit-Related Fees(2)	$-	$-
Tax Fees(3)	$34,020	$15,400
All Other Fees	$-	$-
Total(4)	$92,820	$71,400

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit of the Corporation's financial statements regarding statutory and regulatory filings.
(2)

Audit-related fees are for services rendered by the Corporation's auditors related to the performance of the audit of the Corporation's financial statements and are not reported under the category "Audit Fees" above.

(3)	Tax fees were for tax compliance.
(4)

Total fees represent professional services rendered and do not include any out-of-pocket disbursements or fees associated with filings made on the Corporation's behalf. These additional costs are not material as compared to the total professional services fees for each year.

CORPORATE GOVERNANCE

Board of Directors

There are six nominees to the board of directors, four of whom are independent and two of whom are not independent. The chairman of the board is not independent. The board of directors considers that management is effectively supervised by the independent directors on an informal basis, as the independent directors are actively and regularly involved in reviewing the operations of the Corporation and have full access to management. The independent directors are also able to meet at any time without members of management and non-independent directors being present. The independent directors discharge their responsibilities for independent oversight of management through their representation on the board of directors.

The following director nominees are independent in that they do not have a direct or indirect material relationship with the Corporation or one which could, in the view of the board of directors, be reasonably expected to interfere with the exercise of a member's independent judgment:

●	Mario Bernardo Garnero
●	David Kong
●	Gloria Ballesta
●	Hon. Herb Dhaliwal

The following director nominees are not independent:

●	Amir Adnani
●	Garnet Dawson

Mr. Adnani is not independent by virtue of the scope of his involvement with the Corporation. Mr. Dawson is not independent by virtue of being the Chief Executive Officer of the Corporation.

Directorships

The following director nominees of the Corporation are also directors of other reporting issuers.

Name of Director / Nominee	Name of Other Reporting Issuer(s)
Amir Adnani	Uranium Energy Corp.
Garnet Dawson	Freegold Ventures Limited
David Kong	New Pacific Metals Corp. Uranium Energy Corp. Silvercorp Metals Inc.
Gloria Ballesta	Uranium Energy Corp.

Attendance Report

The following chart sets out meeting attendance records for each director in 2018, including each committee of which the director is a member.

Committee
Director	Board Meetings	Independent Directors Meeting	Audit	Compensation	Nominating and Corporate Governance
Amir Adnani(1)	1/1	—	4/4	1/1	—
Mario B. Garnero(2)	1/1	1/1	—	—	1/1
David Kong	1/1	1/1	4/4	1/1	—
Gloria Ballesta	1/1	1/1	4/4	1/1	1/1
Hon. Herb Dhaliwal(3)	0/1	0/1	—	—	0/1
Mario Garnero(4)	—	—	—	—	—

Notes:

(1)	Mr. Adnani resigned as a member of the Audit and Compensation Committees effective November 30, 2018.
(2)	Mr. Mario B. Garnero was appointed to the Board on March 28, 2018 and became a member of the Nominating and Corporate Governance Committee on March 28, 2018.
(3)	The Hon. Herb Dhaliwal became a member of the Audit and Compensation Committees effective November 30, 2018.
(4)	Mr. Mario Garnero resigned as a member of the Board and its committees effective March 28, 2018.
(5)

While the Corporation has not historically held regularly scheduled formal board of directors and committee meetings, the board of directors and committees periodically meet on an informal basis. Additionally, approvals for corporate actions have generally been obtained by unanimous written consent resolutions. Commencing in 2019, the Corporation will have regularly scheduled board of directors and committee meetings.

Independence

The independent directors hold meetings at which non-independent directors and members of management are not in attendance. However, in order to facilitate open and candid discussion among independent directors, communication among the independent directors also occurs on an informal and ongoing basis as such need arises.

The board of directors does not have a Chairman independent of management. Mr. Adnani, the Chairman of the Board, is also the founder of the Corporation. The board of directors is satisfied that the autonomy of the board of directors and its ability to function independently of management are protected through measures such as the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee being composed entirely of independent directors. In addition, the independent members of the board of directors meet separately from the non-independent members and the board of directors encourages its independent members to seek the advice of financial, legal or other advisors when necessary.

Board Mandate

The board of directors does not have a written mandate. In fulfilling its responsibilities, the board of directors is responsible for, among other things: (i) strategic planning for the Corporation; (ii) monitoring of the Corporation's financial performance, financial reporting, financial risk management and oversight of policies and procedures; (iii) reviewing and, where appropriate, approving major corporate actions and internal controls of the Corporation; (iv) assessing risks facing the corporation and reviewing options for their mitigation; (v) ensuring that the Corporation's business is conducted with the highest standards of ethical conduct and in conformity with applicable laws and regulations; (vi) appointing officers of the Corporation, ensuring that they are qualified for their roles and planning their success as appropriate from time to time; and (vii) establishing and overseeing committees of the board of directors as appropriate, approve their mandates and approve any compensation of their members.

Position Descriptions

The board of directors of the Corporation have not developed a separate written position description for the chair and the chair of each board committee. Each of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee are comprised entirely of independent directors, which helps ensure that the views of the independent directors are effectively presented on these committees. The role of the chair of the board and the chair of each committee is to preside over all meetings of the board of directors, leading the board of directors or committee in regularly reviewing and assessing the adequacy of its mandate and its effectiveness in fulfilling its mandate, and in the case of the chairs of each committee, reporting to the board of directors with respect to the activities of the committee.

The board of directors and the CEO have not developed a written position description for the CEO. However, the CEO's principal duties and responsibilities are for planning the strategic direction of the Corporation, providing leadership to the Corporation, acting as a spokesperson for the Corporation, reporting to Shareholders, and overseeing the executive management of the Corporation.

Orientation and Continuing Education

The board of directors does not have any formal procedures to orient new board of directors' members nor does it have a formal policy of providing continuing education for directors. When a new director is appointed, he or she has the opportunity to meet other directors, executives, management and employees of the Corporation with orientation tailored to the needs and experience of the new director, as well as overall needs of the board of directors. New board of directors members are provided with information respecting the Corporation and its business and operations.

The Corporation relies upon the advice of its professional advisors to update the knowledge of its board of directors members in respect of changes in relevant policies and regulations. A number of directors are also directors of other publicly traded companies and are benefiting from exposure to board of directors of such companies. New board of directors members are generally selected on the basis of their breadth of experience with respect to the mining business, having regard to the requirements for appropriate skill sets required by the Corporation.

As an ongoing process, the board of directors is to consider executive and management development (including training and monitoring of senior executives and management) to be based mainly on periodic reports from the Compensation and the Nominating and Corporate Governance Committees and the President and Chief Executive Officer. Board of directors members are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with business and affairs of the Corporation and with respect to developments within the mining industry. Board of directors members have free and full access to the Corporation's records at all times.

Ethical Business Conduct

The Board has adopted a Code of Conduct which defines the standards and values which the Corporation expects all of its directors, officers and employees to follow in their dealings with stakeholders. A copy of the Code of Conduct is available on the Corporation's website at www.goldmining.com.

The board of directors relies upon the selection of directors, officers, employees and consultants whom it considers as meeting the highest ethical standards to promote a culture of ethical business conduct. The board of directors has instructed its management and employees to abide by the Code of Conduct and to bring any breaches thereof to the attention of chairman of the board of directors of the Corporation or the chairman of the Audit Committee. The Audit Committee will conduct regular reviews of compliance under the Corporation's Code of Conduct with a view to updating such policies as necessary to enhance compliance with the Code of Conduct.

The board of directors itself must comply with the conflict of interest provisions of applicable Canadian corporate law, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director and executive officer has a material interest. To ensure the foregoing, the board of directors follow a practice whereby any such director or executive officer removes himself or herself during any related board of directors' discussion and does not cast a vote on any matter in respect of which such director or executive officer has a material interest.

Nomination of Directors

The Nominating and Corporate Governance Committee is responsible for making recommendations to the board of directors in respect of filling of vacancies on the board of directors and as to nominees for the board of directors. On an annual basis, the board of directors reviews its strategies to determine the composition of the board of directors and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience and background, required for the discharge of its fiduciary duty to the Corporation. The Nominating and Corporate Governance Committee is composed entirely of independent directors.

Compensation

The Compensation Committee is appointed by the board of directors to, among other things, discharge the board of directors' responsibilities relating to compensation of the Corporation's directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Corporation to attract qualified candidates. Such review includes an examination of publicly available data as well as independent compensation surveys.

The Compensation Committee annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and sets the Chief Executive Officer's compensation level based on this evaluation. The Compensation Committee meets without the presence of other executive officers when approving the Chief Executive Officer's compensation.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is composed entirely of independent directors.

Other Committees of the Board of Directors

Apart from the Audit Committee and Compensation Committee, the board of directors has established a Nominating and Corporate Governance Committee. Gloria Ballesta is the chair of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is responsible for developing and establishing corporate governance guidelines and practices for the board of directors and the Corporation. The Nominating and Corporate Governance Committee is responsible for assessing the overall effectiveness and composition of the board of directors and providing recommendations to the board of directors for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the board of directors. The Nominating and Corporate Governance Committee is composed entirely of independent directors.

Assessments

The board of directors is required to establish appropriate practices for the regular evaluation of the effectiveness of the board of directors, its committees and its members. Such assessment considers:

(i)	in the case of the board of directors or a board of directors committee, its mandate or charter; and

(ii)	in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the board of directors.

The Nominating and Corporate Governance Committee is responsible for assessing the effectiveness of the board of directors and the committees of the board of directors. The Nominating and Corporate Governance Committee recommends to the board of directors any changes that would enhance the performance of the board of directors based on a variety of assessment criteria.

Board Renewal

The Corporation does not have a mandatory retirement age or limit on the number of terms that a director may serve. The Board recognizes the value of board renewal and the perspectives that new directors can bring and considers these factors when nominating candidates for directorship and conducting assessments of the Board's performance. The Board balances these interests against the value of having members with corporate and industry-specific knowledge that can be gained through continuous service.

Diversity

The Corporation believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Corporation recognizes that diversity of skill and experience, including gender diversity, is a critical and valuable consideration in the assessment of the Board, its composition and prospective nominee candidates as well as the composition of its senior management team. The Corporation has therefore adopted a written Diversity Policy promoting diversity within the Corporation and all of its subsidiaries, which encompasses its policy relating to the identification and nomination of women directors and senior executives. The Nominating and Corporate Governance Committee has the responsibility for the oversight and implementation of this policy.

The Corporation's Diversity Policy provides that when considering the composition of, and individuals to nominate or hire to, the board of directors and executive officer positions, the Nominating and Corporate Governance Committee and the board of directors, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, ethnicity and cultural diversity. The Nominating and Corporate Governance Committee monitors, on an ongoing basis, the implementation and effectiveness of the Diversity Policy, and annually or otherwise when applicable, assesses (i) the mix of diversity, skill and expertise on the board of directors and in executive officer positions, (ii) measurable objectives set pursuant to the Diversity Policy; and (iii) progress in achieving such measurable objectives.

The Nominating and Corporate Governance Committee takes gender into consideration as part of its overall recruitment and selection process in respect of potential candidates for the board of directors and executive officer positions. Accordingly, when searching for new directors or executive officers, the Corporate Governance and Nominating Committee will consider the level of female representation on the board of directors and among the Corporation's executive officers. This will be achieved by monitoring the level of female representation on the board of directors and in executive officer positions.

While the Diversity Policy allows the Nominating and Corporate Governance Committee to set targets respecting board and executive officer diversity, the Corporation has not adopted a formal target regarding women in director or executive officer positions. The Corporation believes that diversity, including gender diversity, is an important factor when identifying candidates for director or executive officer positions and, to that end, encourages women to apply for open positions. However, the Corporation evaluates gender diversity as one of a variety of factors when considering a candidate, including their skills, expertise, knowledge, experience and personal characteristics.

The Corporation currently has one female director, representing 17% of our total directors, and no female executive officers. The Corporation continues to be committed to ongoing review with respect to the gender diversity of its executive officers.

A copy of the Corporation's Diversity Policy may be accessed on the Corporation's website www.goldmining.com.

Majority Voting Policy

The Corporation adopted a Majority Voting Policy which stipulates that if any nominee director receives a majority "withheld" vote at a shareholders meeting, the Board will accept the resignation of such director unless the Nominating and Corporate Governance Committee determines that there are exceptional circumstances that should delay the resignation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere herein, and other than with respect to the election of directors or the appointment of the Corporation's auditor, none of the directors or executive officers of the Corporation, nor any person who has held such a position since the beginning of the last completed financial year of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed elsewhere herein, no informed person of the Corporation, proposed director of the Corporation or any associate or affiliate of an informed person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries. For the purposes of this Circular, an "informed person" means: (i) a director or officer of the Corporation; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over voting securities of the Corporation carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent of the Corporation is Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor, Vancouver, British Columbia V6C 3B9.

OTHER BUSINESS

Management of the Corporation knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to management of the Corporation shall properly come before the Meeting, the proxy given pursuant to the solicitation by management of the Corporation will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com and on the Corporation's website at www.goldmining.com. Additional financial information is provided in the Corporation's comparative audited financial statements and management's discussion and analysis (the "MD&A") for the Corporation's most recently completed financial year, which are also available on SEDAR. Shareholders may contact the Corporation to request a paper copy of the Meeting Materials or the Corporation's comparative audited financial statements and MD&A at toll free 1-855-630-1001 (extension 409) or by sending a written request to Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive any proposals from a registered holder or beneficial owner of shares that are entitled to be voted at an annual meeting of Shareholders for any matter proposed to be raised at the next annual meeting of Shareholders is January 5, 2020, subject to the requirements of the CBCA.

SHAREHOLDER NOMINATIONS

The By-Laws of the Corporation include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Corporation. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Corporation and in writing and proper form to the Corporation at Suite 1830 – 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Attention: Chief Executive Officer. No nominations were received from the Shareholders for consideration at the Meeting.

APPROVAL OF CIRCULAR

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the directors of the Corporation.

DATED at Vancouver, British Columbia, Canada, this 5th day of April, 2019.

BY ORDER OF THE BOARD OF DIRECTORS OF

GOLDMINING INC.

/s/ Amir Adnani

Amir Adnani

Chairman

SCHEDULE "A"
SECOND AMENDED AND RESTATED STOCK OPTION PLAN

OF

GOLDMINING INC.

APRIL 5, 2019

ARTICLE 1

PURPOSE OF PLAN

1.1       The purpose of the Stock Option Plan (the "Plan") of GoldMining Inc. (the "Corporation") is to advance the interests of the Corporation by encouraging the directors, officers, employees and consultants of the Corporation, and of its subsidiaries or affiliates, if any, by providing them with the opportunity, through options, to acquire common shares in the share capital of the Corporation (the "Common Shares"), thereby increasing their proprietary interest in the Corporation, encouraging them to remain associated with the Corporation and furnishing them with additional incentive in their efforts on behalf of the Corporation in the conduct of its affairs.

ARTICLE 2

ADMINISTRATION OF PLAN

2.1        The Plan shall be administered by the board of directors of the Corporation or by a special committee of the directors appointed from time to time by the board of directors of the Corporation pursuant to rules of procedure fixed by the board of directors (such committee or, if no such committee is appointed, the board of directors of the Corporation is hereinafter referred to as the "Board"). A majority of the Board shall constitute a quorum and the acts of a majority of the directors present at any meeting at which a quorum is present, or acts unanimously by consent in writing, shall be the acts of the directors.

2.2       Subject to the provisions of the Plan, the Board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the Board shall be binding and conclusive on all Optionees (as defined herein) under the Plan and on their legal personal representatives and beneficiaries.

2.3        Each option to purchase Common Shares granted hereunder may be evidenced by an agreement in writing, signed on behalf of the Corporation and by the Optionee (as defined herein), in such form as the Board shall approve. Each such agreement shall recite that it is subject to the provisions of this Plan.

ARTICLE 3

STOCK EXCHANGE RULES

3.1        All options granted pursuant to this Plan shall be subject to rules and policies of any stock exchange or exchanges on which the Common Shares are then listed and any other regulatory body having jurisdiction (hereinafter collectively referred to as, the "Exchange").

ARTICLE 4

SHARES SUBJECT TO PLAN

4.1        Subject to adjustment as provided in Article 15 hereof, the Common Shares to be offered under the Plan shall consist of authorized but unissued Common Shares of the Corporation. The aggregate number of Common Shares issuable upon the exercise of all options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Corporation from time to time. If any option granted hereunder shall expire or terminate for any reason in accordance with the terms of the Plan without being exercised, the unpurchased Common Shares subject thereto shall again be available for the purpose of this Plan.

4.2        The maximum number of Common Shares which may be:

(a)

issuable to Insiders, at any time, under all security based compensation arrangements of the Corporation pursuant to which Common Shares may be issued including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis); and

(b)

issued to Insiders under the Plan together with all of the Corporation's other previously established or proposed security based compensation arrangements pursuant to which Common Shares may be issued within a twelve-month period shall not exceed 10% of the issued and outstanding Common Shares at the time of issuance (on a non-diluted basis).

ARTICLE 5

MAINTENANCE OF SUFFICIENT CAPITAL

5.1        The Corporation shall at all times during the term of the Plan keep available such numbers of Common Shares as will be sufficient to satisfy the requirements of the Plan.

ARTICLE 6

ELIGIBILITY AND PARTICIPATION

6.1       Directors, officers, consultants and employees of the Corporation or any of its subsidiaries and employees of a person or company which provides management services to the Corporation or any of its subsidiaries ("Management Company Employees") shall be eligible for selection to participate in the Plan (such persons collectively referred to as the "Optionees" and individually, an "Optionee"). Subject to compliance with applicable requirements of the Exchange, Optionees may elect to hold options granted to them in an incorporated entity wholly owned by them and such entity shall be bound by the Plan in the same manner as if the options were held by the Optionee.

6.2       Subject to the terms hereof, the Board shall determine to whom options shall be granted, the terms and provisions of the respective option agreements, the time or times at which such options shall be granted and vested, and the number of Common Shares to be subject to each option. In the case of employees or consultants of the Corporation or Management Company Employees, the option agreements to which they are a party must contain a representation of the Corporation that such employee, consultant or Management Company Employee, as the case may be, is a bona fide employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries.

6.3        An Optionee who has been granted an option may, if such Optionee is otherwise eligible, and if permitted under the policies of the Exchange, be granted an additional option or options if the Board shall so determine.

ARTICLE 7

EXERCISE PRICE

7.1        The exercise price of Options shall be determined by the Board at the time the Options are granted, but shall not be less than the "market price" of the Common Shares subject to the maximum discount permitted by the Exchange on the last trading day prior to the date on which such options are granted. For purposes of the Option Plan, the "market price" is the last closing price of the Common Shares on the Exchange prior to the date of the grant of the option. In the event that the Common Shares did not trade on the last business day prior to the date of the grant of the option, as the case may be, the market price shall be the volume weighted average trading price of the Common Shares on the Exchange for the five (5) trading days preceding the date of the grant. In the event that the Common Shares are not listed and posted for trading on any exchange, the market price is the fair market value of such shares as determined by the Board in its sole discretion.

7.2       Once the exercise price has been determined by the Board, accepted by the Exchange and the option has been granted, the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by Insiders of the Corporation (as defined in the policies of the Exchange), the exercise price of an option may be reduced only if disinterested Shareholder approval is obtained.

ARTICLE 8

NUMBER OF OPTIONED SHARES

8.1        (a)     The number of Common Shares subject to an option granted to any one Optionee shall be determined by the Board, but no one Optionee shall be granted an option which exceeds the maximum number permitted by the Exchange.

(b)    No single Optionee may be granted options to purchase a number of Common Shares equaling more than 5% of the issued Common Shares of the Corporation in any twelve-month period, calculated on the date an option is granted, unless the Corporation has obtained disinterested Shareholder approval in respect of such grant and meets applicable Exchange requirements.

(c)     Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Corporation in any twelve-month period to any one Consultant of the Corporation (or any of its subsidiaries), calculated at the date an option is granted to the Consultant.

(d)     Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Corporation in any twelve-month period to all persons retained by the Corporation (or any of its subsidiaries) conducting Investor Relations Activities (as such term is defined in the policies of the Exchange), calculated on the date an option is granted to any such person. Options granted to persons performing Investor Relations Activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

ARTICLE 9

DURATION OF OPTION

9.1        Each option and all rights thereunder shall be expressed to expire on the date set out in the option agreement and shall be subject to earlier termination as provided in Articles 11 and 12, provided that in no circumstances shall the duration of an option exceed five years.

9.2       Should the expiry date for an option fall within an interval of time during which the Corporation has determined that one or more Optionees may not trade any securities of the Corporation because they may be in possession of undisclosed material information pertaining to the Corporation or in anticipation of the release of quarterly or annual financials, to avoid potential conflicts associated with applicable securities legislation, (which, for greater certainty, does not include the period during which a cease trade order is in effect to which the Corporation, or in respect of an Insider, that Insider, is subject) (a "Blackout Period"), such expiry date shall be automatically extended without any further act or formality to that day which is the tenth (10th) business day after the end of the Blackout Period, such tenth business day to be considered the expiry date for such option for all purposes under the Plan. The tenth business day period referred to in this Article 9 may not be extended by the Board.

ARTICLE 10

OPTION PERIOD, CONSIDERATION AND PAYMENT

10.1      (a)     The option period shall be a period of time fixed by the Board not to exceed the maximum term permitted by the Exchange, provided that the option period shall be reduced with respect to any option as provided in Articles 11 and 12 covering cessation as a director, officer, consultant, employee or Management Company Employee of the Corporation or any of its subsidiaries or death of the Optionee.

(b)     Subject to any vesting restrictions imposed by the Exchange, the Board may, in its sole discretion, determine the time during which options shall vest and the method of vesting, or that no vesting restriction shall exist.

(c)     Subject to any vesting restrictions imposed by the Board, options may be exercised in whole or in part at any time and from time to time during the option period. To the extent required by the Exchange, no options may be exercised under this Plan until this Plan has been approved by a resolution duly passed by the Shareholders of the Corporation.

(d)     Except as set forth in Articles 11 and 12, no option may be exercised unless the Optionee is at the time of such exercise a director, officer, consultant, or employee of the Corporation or any of its subsidiaries or a Management Company Employee of the Corporation or any of its subsidiaries.

(e)    The exercise of any option will be contingent upon receipt by the Corporation at its head office of a written notice of exercise, addressed to the Chief Executive Officer of the Corporation, specifying the number of Common Shares with respect to which the option is being exercised, and subject to (f) below, accompanied by cash payment, certified cheque, bank draft or wire transfer for the full purchase price of such Common Shares with respect to which the option is exercised. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and payment. Neither the Optionee nor his or her legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any common shares of the Corporation unless and until the certificates for the Common Shares issuable pursuant to options under the Plan are issued to him or her under the terms of the Plan.

(f)     Subject to Board approval, an Optionee may elect, in its sole discretion, to undertake: (i) a "cashless exercise" pursuant to which the Corporation or its designee (including third party administrators) may deliver a copy of irrevocable instructions to a broker engaged for such purposes to sell the Common Shares otherwise deliverable upon the exercise of the Options and to deliver promptly to the Corporation an amount equal to the exercise price of the Options and all applicable required withholding obligations contemplated by Section 20.1 against delivery of the Common Shares to settle the applicable trade; or (ii) a "net exercise" procedure effected by the Optionee surrendering the applicable portion of a then vested and exercisable Option to the Corporation, that number of Common Shares, disregarding fractions, equal to the value of the exercise price of the Options. In connection with such net exercise, the Optionee shall be entitled to receive such number of whole Common Shares (rounded down to the nearest whole number) obtained pursuant to the following formula:

where:

a = the net number of Common Shares to be issued to the Optionee;

b = the number of Common Shares under the Option being exercised;

c = the closing market price of the Common Shares determined as of the day before the date of delivery of the notice of exercise referred to in Subsection 10.1(e); and

d = the exercise price of the Option;

(g)     In the event of a cashless or net exercise pursuant to Subsection 10.1(f): (i) the Optionee shall comply with Section 20.1 of the Plan with regards to any applicable withholding obligations; and (ii) shall comply with all such other procedures and policies as the Board may prescribe or determine to be necessary or advisable from time to time including prior written consent of the Board, in connection with such exercise. No fractional Common Shares will be issued upon an Optionee making an election pursuant to this Subsection 10.1(g). If the number of Common Shares to be issued to the Optionee in the event of such an election would otherwise include a fraction of a Common Share, the Optionee will have the right to acquire only the next lowest whole number of Common Shares or other security and no payment or other adjustment will be made with respect to the fractional interest so disregarded.

(h)     Notwithstanding any of the provisions contained in this Plan or in any option, any and all obligations of the Corporation whatsoever to issue Common Shares to an Optionee pursuant to the exercise of an option and/or this Plan shall at all times be subject to:

(i)       completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(ii)     the Corporation being satisfied that the issuance of such Common Shares shall not (whether with notice or the passage of time or both) breach, violate or be contrary to any of its constating documents, partnership agreements, applicable laws, regulations, Exchange rules and policies and agreements to which it is a party;

(iii)     the admission of such Common Shares to listing on any Exchange on which the Common Shares may be then listed; and

(iv)     the receipt from the Optionee of such representations, agreements and undertaking, including as to future dealings in such Common Shares, as the Corporation or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this regard, the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any Exchange on which the Common Shares are then listed.

ARTICLE 11

CEASING TO BE A DIRECTOR, OFFICER, CONSULTANT OR EMPLOYEE

11.1     Subject to Article 11.2, if an Optionee ceases to be a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries as a result of having been dismissed from any such position for cause, all unexercised option rights of that Optionee under the Plan shall immediately become terminated and shall lapse, notwithstanding the original term of the option granted to such Optionee under the Plan.

11.2      If an Optionee ceases to be either a director, officer, employee, consultant or Management Company Employee of the Corporation or any of its subsidiaries for any reason other than as a result of having been dismissed for cause as provided in Article 11.1 or as a result of the Optionee's death, such Optionee shall have the right for a period of ninety (90) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to be either a director, employee, consultant or Management Company Employee to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to be either a director, officer, employee, consultant or Management Company Employee. Upon the expiration of such ninety (90) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.3      If an Optionee engaged in providing Investor Relations Activities to the Corporation ceases to be employed in providing such Investor Relations Activities, such Optionee shall have the right for a period of thirty (30) days (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of ceasing to provide such Investor Relations Activities to exercise his option under the Plan to the extent that the Optionee was entitled to exercise it on the date of ceasing to provide such Investor Relations Activities. Upon the expiration of such thirty (30) day period all unexercised option rights of that Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to such Optionee under the Plan.

11.4      Nothing contained in the Plan, nor in any option granted pursuant to the Plan, shall as such confer upon any Optionee any right with respect to continuance as a director, consultant, employee or Management Company Employee of the Corporation or of any of its subsidiaries.

11.5      Options shall not be affected by any change of employment of any director, officer, employee, consultant or Management Company Employee.

ARTICLE 12

DEATH OF OPTIONEE

12.1      In the event of the death of any Optionee, the legal representatives of the deceased Optionee shall have the right for a period of one year (or until the normal expiry date of the option rights of such Optionee if earlier) from the date of death of the deceased Optionee to exercise the deceased Optionee's option under the Plan to the extent that it was exercisable on the date of death. Upon the expiration of such period all unexercised option rights of the deceased Optionee shall immediately become terminated and shall lapse notwithstanding the original term of the option granted to the deceased Optionee under the Plan.

ARTICLE 13

RIGHTS OF OPTIONEE

13.1      No person entitled to exercise any option granted under the Plan shall have any of the rights or privileges of a Shareholder of the Corporation in respect of any Common Shares issuable upon exercise of such option until certificates representing such Common Shares shall have been issued and delivered.

ARTICLE 14

PROCEEDS FROM SALE OF SHARES

14.1      The proceeds from the sale of Common Shares issued upon the exercise of options shall be added to the general funds of the Corporation and shall thereafter be used from time to time for such corporate purposes as the Board may determine.

ARTICLE 15

ADJUSTMENTS

15.1     If the outstanding Common Shares of the Corporation are increased, decreased, changed into or exchanged for a different number or kind of shares or securities of the Corporation through re-organization, merger, re-capitalization, re-classification, stock dividend, subdivision or consolidation, an appropriate and proportionate adjustment shall be made by the Board in its discretion in the number or kind of Common Shares optioned and the exercise price per Common Share, in regards to previously granted and unexercised options or portions thereof, and in regards to options which may be granted subsequent to any such change in the Corporation's capital. Adjustments under this Article shall be made by the Board whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. No fractional shares shall be required to be issued under the Plan on any such adjustment.

15.2      Upon the liquidation or dissolution of the Corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate.

15.3      In the event of a proposal of any of the following (a "Change of Control"):

(a)     a re-organization, merger or consolidation of the Corporation with one or more corporations as a result of which the Corporation is not the surviving corporation;

(b)     the sale of substantially all of the assets or the then outstanding common shares of the Corporation to another person or entity;

(c)     a person or entity, other than the current "control person" of the Corporation (as that term is defined in the Securities Act (British Columbia)), becomes a "control person" of the Corporation; or

(d)     a majority of the directors elected at any annual or extraordinary general meeting of Shareholders of the Corporations are not individuals nominated by the Corporation's then-incumbent board of directors;

all options granted which have not yet vested shall immediately vest without consideration as to time or any other vesting provision set forth in the Plan or stock option agreement governing such options, provided that such vesting is not in violation of the then current policies of the Exchange, if applicable, and all Optionees then entitled to exercise options then outstanding shall have the right at such time immediately prior to consummation of the Change of Control to exercise their options to the full extent not theretofore exercised. Upon consummation of the Change of Control, the Plan shall terminate and any options theretofore granted hereunder that remain unexercised upon termination shall also terminate.

ARTICLE 16

TRANSFERABILITY

16.1      All benefits, rights and options accruing to any Optionee in accordance with the terms and conditions of the Plan are non-assignable and non-transferable.

ARTICLE 17

AMENDMENT AND TERMINATION OF PLAN

17.1     The Board may at any time or from time to time, in its sole and absolute discretion and without the approval of Shareholders of the Corporation, amend, suspend, terminate or discontinue the Plan and may amend the terms and conditions of any options granted hereunder, subject to (a) any required approval of the Exchange and (b) any approval of Shareholders of the Corporation as required by the rules of the Exchange or applicable law, provided that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include, but are not limited to:

(a)     amendments of a "housekeeping nature";

(b)     amendments for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provision of the Plan that is inconsistent with any other provision of the Plan;

(c)     amendments which are necessary to comply with applicable law or the requirements of the Exchange;

(d)     amendments respecting administration and eligibility for participation under the Plan;

(e)     changes to the terms and conditions on which options may be or have been granted pursuant to the Plan, including changes to the vesting provisions and terms of any options;

(f)     amendments which alter, extend or accelerate the terms of vesting applicable to options granted pursuant to the Plan; and

(g)     changes to the termination provisions of an option or the Plan which do not entail an extension beyond the original fixed term.

If the Plan is terminated, prior options shall remain outstanding and in effect in accordance with their applicable terms and conditions.

ARTICLE 18

NECESSARY APPROVALS

18.1     The ability of an Optionee to exercise options and the obligation of the Corporation to issue and deliver Common Shares in accordance with the Plan is subject to any approvals, which may be required from Shareholders of the Corporation and any regulatory authority or Exchange having jurisdiction over the securities of the Corporation. If any Common Shares cannot be issued to any Optionee for whatever reason, the obligation of the Corporation to issue such Common Shares shall terminate and any option exercise price paid to the Corporation will be returned to the Optionee.

ARTICLE 19

EFFECTIVE DATE OF PLAN

19.1      The Plan has been adopted by the Board subject to the approval of the Exchange and shareholders of the Corporation and, if so approved, subject to the discretion of the Board, the Plan shall become effective upon such approvals being obtained.

ARTICLE 20

WITHHOLDING TAXES

20.1      The Corporation may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with this Plan, any Options, the exercise or surrender by an Optionee of any Options or any Common Shares including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Common Shares to be issued under the Plan, until such time as the Optionee has paid the Corporation for any amount which the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Board may adopt administrative rules under the Plan which provide for the sale of Common Shares (or a portion thereof) in the market upon the exercise of any Options under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE 21

INTERPRETATION

21.1      The Plan will be governed by and construed in accordance with the laws of the Province of British Columbia.

21.2      In this Plan, capitalized terms used herein that are not otherwise defined herein shall have the meaning ascribed thereto in the Company Manual of the Toronto Stock Exchange.

21.3      Nothing in this Plan or in any option shall confer upon any director, officer, employee, consultant or Management Company Employee any right to continue in the employ of the Corporation or any of its subsidiaries or affect in any way the right of the Corporation or any of its subsidiaries to terminate his employment at any time; nor shall anything in this Plan or in any option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any of its subsidiaries to extend the employment of any Optionee beyond the time that he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any of its subsidiaries or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any of its subsidiaries.

21.4      Nothing in this Plan or any option shall confer on any Optionee any right to continue providing ongoing services to the Corporation or affect in any way the right of the Corporation or any such entity to terminate his, her or its contract at any time, nor shall anything in this Plan or any option be deemed or construed as an agreement, or an expression of intent, on the part of the Corporation or any such entity to extend the time for the performance of the ongoing services beyond the time specified in the contract with any such entity.

21.5      References herein to any gender include all genders.

SCHEDULE "B"
RESTRICTED SHARE PLAN

EFFECTIVE NOVEMBER 27, 2018

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

1.01	Definitions

For purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

A.	“Act” means the Canada Business Corporations Act or its successor, as amended from time to time;

B.

“Associate”, where used to indicate a relationship with any person or company, means: (i) any company of which such person or company beneficially owns, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of the company for the time being outstanding; (ii) any partner of that person or company; (iii) any trust or estate in which such person or company has a substantial beneficial interest or as to which such person or company serves as trustee or in a similar capacity; (iv) any relative of that person who resides in the same home as that person; (v) any person who resides in the same home as that person and to whom that person is married, or any person of the opposite sex or the same sex who resides in the same home as that person and with whom that person is living in a conjugal relationship outside marriage; or (vi) any relative of a person mentioned in clause (v) who has the same home as that person;

C.	“Board” means the Board of Directors of the Corporation;

D.	“Change of Control” means the occurrence of any one or more of the following events:

(i)

a consolidation, reorganization, amalgamation, merger, acquisition or other business combination (or a plan of arrangement in connection with any of the foregoing), other than solely involving the Corporation and any one or more of its affiliates, with respect to which all or substantially all of the persons who were the beneficial owners of the Shares and other securities of the Corporation immediately prior to such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement do not, following the completion of such consolidation, reorganization, amalgamation, merger, acquisition, business combination or plan of arrangement, beneficially own, directly or indirectly, more than 50% of the resulting voting rights (on a fully-diluted basis) of the Corporation or its successor;

(ii)	the sale, exchange or other disposition to a person other than an affiliate of the Corporation of all, or substantially all of the Corporation’s assets;

(iii)	a resolution is adopted to wind-up, dissolve or liquidate the Corporation;

(iv)

a change in the composition of the Board, which occurs at a single meeting of the shareholders of the Corporation or upon the execution of a shareholders’ resolution, such that individuals who are members of the Board immediately prior to such meeting or resolution cease to constitute a majority of the Board, without the Board, as constituted immediately prior to such meeting or resolution, having approved of such change; or

(v)

any person, entity or group of persons or entities acting jointly or in concert (an “Acquiror”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities of the Corporation which, when added to the Voting Securities owned of record or beneficially by the Acquiror or which the Acquiror has the right to vote or in respect of which the Acquiror has the right to direct the voting, would entitle the Acquiror and/or associates and/or affiliates of the Acquiror to cast or to direct the casting of 20% or more of the votes attached to all of the Corporation's outstanding Voting Securities which may be cast to elect directors of the Corporation or the successor corporation (regardless of whether a meeting has been called to elect directors);

For the purposes of the foregoing, “Voting Securities” means Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Corporation, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

E.

“Committee” means the Directors or if the Directors so determine in accordance with Section 2.03 of the Plan, the committee of the Directors authorized to administer the Plan which includes any compensation committee of the Board;

F.	“Corporation” means GoldMining Inc., a corporation incorporated under the Act and includes any successor corporation thereof;

G.

“Deferred Payment Date” means the date for a Participant under the Plan after the Restricted Period and not later than the Participant’s Retirement Date which the Participant has elected to defer receipt of Restricted Shares;

H.	“Designated Affiliate” means the affiliates of the Corporation designated by the Committee for purposes of the Plan from time to time;

I.	“Directors” means the board of directors of the Corporation from time to time;

J.

“Eligible Contractor” means “Consultant” as that term is defined in the Section 2.22 of National Instrument 45-106 – Prospectus and Registration Exemptions, as may be amended or replaced from time to time (“NI 45-106”);

K.	“Eligible Directors” means the Directors and the directors of any Designated Affiliate from time to time;

L.	“Eligible Employees” means employees, including officers, whether Eligible Directors or not, and including both full-time and part-time employees, of the Corporation or any Designated Affiliate;

M.

“Insider” means an "Insider" as defined in the TSX Policies, other than a person who is an insider solely by virtue of being a director or senior officer of a subsidiary of the Corporation and any Associate of an Insider;

N.	“Investor Relations Activities” has the meaning set out in Section 2.22 of NI 45-106;

O.

“Management Company Employee” means an individual employed by a person providing management services to the Corporation, which are required for the ongoing successful operation of the business enterprise of the Corporation, but excluding a person engaged in Investor Relations Activities;

P.	“Participant” for the Plan means each Eligible Director, Eligible Contractor, Eligible Employee and Management Company Employees to whom Restricted Share Rights are granted;

Q.	“Plan” means the Corporation’s Restricted Share Plan, as same may be amended from time to time;

R.

“Restricted Period” means any period of time that a Restricted Share Right is not exercisable and the Participant holding such Restricted Share Right remains ineligible to receive Restricted Shares, determined by the Committee in its absolute discretion, however, such period of time may be reduced or eliminated from time to time and at any time and for any reason as determined by the Committee, including but not limited to circumstances involving death or disability of a Participant;

S.

“Retirement” in respect of a Participant means the Participant ceasing to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee after attaining a stipulated age in accordance with the Corporation’s normal retirement policy or earlier with the Corporation’s consent;

T.	“Retirement Date” means the date that a Participant ceases to be an Eligible Employee, Eligible Director, Eligible Contractor or Management Company Employee due to the Retirement of the Participant;

U.	“Restricted Share Rights” has such meaning as ascribed to such term at Section 3.02 of this Plan;

V.	“Restricted Shares” means the Shares issuable in satisfaction of Restricted Share Rights;

W.	“Shares” means the common shares in the capital of the Corporation, as adjusted in accordance with the provisions of Article Five of this Plan;

X.

“Termination” means: (i) in the case of an Eligible Employee, the termination of the employment of the Eligible Employee with or without cause by the Corporation or a Designated Affiliate or the cessation of employment of the Eligible Employee with the Corporation or a Designated Affiliate as a result of the resignation or otherwise, other than the Retirement, of the Eligible Employee; (ii) in the case of an Eligible Director, the removal of or failure to re-elect or re-appoint the Eligible Director as a director of the Corporation or a Designated Affiliate; and (iii) in the case of an Eligible Contractor, the termination of the services of the Eligible Contractor by the Corporation or a Designated Affiliate; for greater certainty, in each case, other than for death or disability of a Participant;

Y.	“TSX” means the Toronto Stock Exchange; and

Z.	“TSX Policies” means the policies included in the TSX Company Manual and “TSX Policy” means any one of them.

1.02	Securities Definitions: In the Plan, the terms “affiliate” and “subsidiary” shall have the meanings given to such terms in the Securities Act (British Columbia).

1.03	Headings: The headings of all articles, Sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.04	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.05

References to this Restricted Share Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to the Plan as a whole and not to any particular article, Section, paragraph or other part hereof.

1.06	Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to lawful money of Canada.

ARTICLE TWO

PURPOSE AND ADMINISTRATION OF THE RESTRICTED SHARE PLAN

2.01

Purpose of the Restricted Share Plan: The Plan provides for the acquisition of Shares by Participants for the purpose of advancing the interests of the Corporation through the motivation, attraction and retention of employees, directors, management company employees and consultants of the Corporation and the Designated Affiliates and to secure for the Corporation and the shareholders of the Corporation the benefits inherent in the ownership of Shares by key employees, consultants and directors of the Corporation and Designated Affiliates, it being generally recognized that restricted share plans aid in attracting, retaining and encouraging employees, consultants, management company employees and directors due to the opportunity offered to them to acquire a proprietary interest in the Corporation.

2.02

Administration of the Restricted Share Plan: The Plan shall be administered by the Committee and the Committee shall have full authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Corporation. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Corporation with respect to any such action taken or determination or interpretation made. The appropriate officers of the Corporation are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Corporation.

2.03

Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Directors comprised of not less than three (3) Directors, including any compensation committee of the Board.

2.04	Record Keeping: The Corporation shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Plan;

(b)	the number of Restricted Share Rights granted to each Participant under the Plan; and

(c)	the number of Restricted Shares issued to each Participant under the Plan.

2.05

Determination of Participants and Participation: The Committee shall from time to time determine the Participants who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Restricted Share Rights shall be granted and the provisions and restrictions with respect to such grant(s), all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Corporation and any other factors which the Committee deems appropriate and relevant.

2.06	Maximum Number of Shares: The aggregate maximum number of Shares reserved for issuance from treasury under the Plan, subject to adjustment pursuant to Section 5.06, shall not exceed 2,700,000 Shares.

The aggregate maximum number of Shares reserved for issuance under the Plan shall be reduced by that number of Restricted Share Rights (as defined below) which are issued in accordance with the provisions of the Plan. Any Shares subject to a Restricted Share Right which have been granted under the Plan and which have been cancelled or terminated in accordance with the terms of the Plan without the applicable Restricted Period having expired will again be available under the Plan.

The maximum aggregate number of Shares which may be:

(a)

available for issuance under the Plan, together with all other security based compensation arrangements of the Corporation, shall not exceed 10% of the issued and outstanding Shares from time to time (on a non-diluted basis), subject to adjustments pursuant to Section 5.06;

(b)

issuable to Insiders, at any time, under all security based compensation arrangements of the Corporation pursuant to which Shares may be issued including, without limitation, this Plan, shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis); and

(c)

issued to Insiders under the Plan together with all of the Corporation’s other previously established or proposed security based compensation arrangements pursuant to which Shares may be issued within a twelve month period shall not exceed 10% of the issued and outstanding Shares at the time of issuance (on a non-diluted basis).

Furthermore, the maximum equity value which may be granted by the Corporation to each Eligible Director who is not also an Eligible Employee (a “Non-Employee Director”) under the Plan, together with all of the Corporation’s other previously established or proposed share compensation arrangements, shall not exceed $100,000 in any fiscal year and may only be granted in lieu of their cash based annual retainers (the “Non-Employee Director Participation Limit”). The Non-Employee Director Participation Limit does not apply where the Corporation is making an initial grant to a new Non-Employee Director upon that person joining the Board.

ARTICLE THREE

RESTRICTED SHARE PLAN

3.01	Restricted Share Plan: The Plan is hereby established for the Participants.

3.02

Participants: Subject to Section 2.06, the Committee shall have the right to grant, in its sole and absolute discretion, to any Participant rights (“Restricted Share Rights”) to acquire any number of fully paid and non-assessable Shares as a discretionary payment in consideration of past services to the Corporation, subject to the Plan and with such provisions and restrictions as the Committee may determine. At the end of the Restricted Period or, if applicable, at a later Deferred Payment Date, and without payment of additional consideration or any other further action on the part of the holder of the Restricted Share Right, the Corporation shall issue to the Participant holding the Restricted Share Right one (1) Share for each Restricted Share Right held by the Participant for which the Restricted Period has expired.

3.03

Restricted Share Right Grant Letter: Each grant of a Restricted Share Right under the Plan shall be evidenced by a Restricted Share Right Grant Letter to the Participant from the Corporation. Such Restricted Share Right Grant Letter shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a Restricted Share Right Grant Letter. The provisions of the various Restricted Share Right Grant Letters issued under the Plan need not be identical. To the extent that there is any inconsistency between the Plan and the Restricted Share Right Grant Letter or any other communications, the Plan shall prevail.

3.04

Restricted Period: Upon the grant of Restricted Share Rights to a Participant, the Committee shall determine the Restricted Periods applicable to such Restricted Share Rights. For greater certainty, all Restricted Share Rights granted hereunder to a Participant shall vest no later than three (3) years from the grant date, unless deferred in accordance with Section 3.05 of the Plan.

3.05	Deferred Payment Date: Participants may elect to defer the receipt of all or any part of their entitlement to Restricted Shares until a Deferred Payment Date.

3.06

Prior Notice of Deferred Payment Date: Participants who elect to set a Deferred Payment Date must give the Corporation written notice of one or more Deferred Payment Dates not later than thirty (30) days prior to the expiration of the Restricted Period. Participants may change a Deferred Payment Date by providing written notice to the Corporation not later than thirty (30) days prior to the Deferred Payment Date.

3.07

Retirement or Termination during Restricted Period: In the event of the Retirement or Termination of a Participant during the Restricted Period, any Restricted Share Rights held by the Participant shall immediately terminate and be of no further force or effect, provided that the Committee has the absolute discretion to waive such termination.

3.08

Retirement or Termination after Restricted Period: In the event of the Retirement or Termination of the Participant following the Restricted Period and, if applicable, prior to the Deferred Payment Date, the Corporation shall issue forthwith the Restricted Shares in accordance with the Restricted Share Rights held by the Participant.

3.09

Payment of Dividends: Subject to the absolute discretion of the Committee, the Committee may determine to pay Participants cash equal to any cash dividends declared on Shares that would be payable on Restricted Shares issuable in accordance with the Restricted Share Rights for which the Restricted Period has not expired in the manner and at the time such dividends are ordinarily paid to holders of Shares. The Corporation shall pay Participants cash equal to any cash dividends declared and paid on Shares that would be payable on Restricted Shares after the applicable Restricted Period, if the Deferred Payment Date has not occurred, in the manner and at the time such dividends are ordinarily paid to holders of Shares.

3.10

Death or Disability of Participant: In the event of the death or total disability of a Participant, any Restricted Shares represented by Restricted Share Rights held by the Participant shall be immediately issuable by the Corporation.

3.11	Change of Control: In the event of a Change of Control and if, at the time of the Change of Control:

(a)

the Participant is an Eligible Employee and, within 12 months of such Change of Control, the Corporation terminates the employment or services of said Participant/Eligible Employee for any reason other than just cause or any “event of termination” occurs (as defined in the employment agreement or other contractual arrangement in place between the Participant/Eligible Employee and the Corporation) (the “Event of Termination”), then, on the date of such Event of Termination, all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s);

(b)

the Participant is not an Eligible Employee of the Corporation, then all Restricted Share Rights outstanding and held by the Participant shall immediately vest and the Corporation shall forthwith issue the Restricted Shares to the Participant notwithstanding any Restricted Period(s) or any applicable Deferred Payment Date(s).

3.12

Effective Time and Approvals: The Plan herein is effective on the date hereof and is subject to receipt of the approval of the holders of the Corporation's common shares by a resolution passed at a meeting of the shareholders of the Corporation and acceptance by the TSX or any regulatory authority having jurisdiction over the securities of the Corporation. Notwithstanding the forgoing, the Corporation or Committee may make grants prior to obtaining such approval and acceptance, provided that any such grants shall be made subject to the approval of the shareholders of the Corporation.

3.13

Term of the Restricted Share Plan: The Plan herein shall terminate if the shareholder approval of the Plan contemplated in Section 3.12 is not obtained within twelve (12) months of the date hereof. Otherwise, the Plan shall remain in effect until it is terminated by the Board.

ARTICLE FOUR

WITHHOLDING TAXES

4.01

Withholding Taxes: The Corporation or any Designated Affiliate may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Corporation or any Designated Affiliate of the Corporation is required by any law or regulation of any governmental authority whatsoever to withhold in connection with any Share including, without limiting the generality of the foregoing, the withholding of all or any portion of any payment or the withholding of the issue of Shares to be issued under the Plan, until such time as the Participant has paid the Corporation or any Designated Affiliate of the Corporation for any amount which the Corporation or Designated Affiliate of the Corporation is required to withhold with respect to such taxes or other amounts. Without limitation to the foregoing, the Committee may adopt administrative rules under the Plan which provide for the sale of Restricted Shares (or a portion thereof) in the market upon the issuance of such Shares under the provisions of the Plan to satisfy withholding obligations under the Plan.

ARTICLE FIVE

GENERAL

5.01

Amendment of Restricted Share Plan: The Committee may from time to time in the absolute discretion of the Committee amend, modify and change the provisions of the Plan without shareholder approval, provided that any amendment, modification or change to the provisions of the Plan which would:

(a)	materially increase the benefits under the Plan;

(b)	increase the number of Shares, other than by virtue of Sections 5.06 and 5.07 of the Plan, which may be issued pursuant to the Plan;

(c)	make any amendment which increases the Non-Employee Director Participation Limit as set out in Section 2.06;

(d)	materially modify the requirements as to eligibility for participation in the Plan; or

(e)	make any amendment to this Section 5.01 so as to increase the ability of the Board to amend the Plan without shareholder approval;

shall only be effective upon such amendment, modification or change being approved by the shareholders of the Corporation, if required, by the TSX and any other regulatory authority having jurisdiction over the securities of the Corporation. Any amendment, modification or change of any provision of the Plan shall be subject to approval, if required, by any regulatory authority having jurisdiction over the securities of the Corporation.

The Board may discontinue the Plan at any time without first obtaining shareholder approval, provided that, without the consent of a Participant, such discontinuance may not in any manner adversely affect the Participant’s rights under any Restricted Share Right granted under the Plan.

5.02

Non-Assignable: Except as otherwise may be expressly provided for under this Plan or pursuant to a will or by the laws of descent and distribution, no Restricted Share Right and no other right or interest of a Participant is assignable or transferable.

5.03

Rights as a Shareholder: No holder of any Restricted Share Rights shall have any rights as a shareholder of the Corporation prior to the end of the applicable Restricted Period or Deferred Payment Date, as applicable. Subject to Section 3.09, no holder of any Restricted Share Rights shall be entitled to receive, and no adjustment shall be made for, any dividends, distributions or any other rights declared for shareholders of the Corporation for which the record date is prior to the date of expiry of the Restricted Period or Deferred Payment Date, as applicable.

5.04

No Contract of Employment: Nothing contained in the Plan shall confer or be deemed to confer upon any Participant the right to continue in the employment of, or to provide services to, the Corporation or any Designated Affiliate nor interfere or be deemed to interfere in any way with any right of the Corporation or any Designated Affiliate to discharge any Participant at any time for any reason whatsoever, with or without cause. Participation in the Plan by a Participant shall be voluntary.

5.05

Automatic Extension of Restricted Period or Deferred Payment Date during Black Outs: In the event any Restricted Period expires or a Deferred Payment Date occurs during a self imposed black out period on trading securities of the Corporation, such Restricted Period or Deferred Payment Date shall be automatically extended until 48 hours after such black out period has expired. Notwithstanding Section 3.07, if a Restricted Period is automatically extended pursuant to this Section 5.05, in the event of the Retirement or Termination of a Participant during the time the Restricted Period was extended, the Restricted Share Rights so extended held by the Participant shall not be terminated in accordance with Section 3.07 and shall continue to be in effect.

5.06

Adjustment in Number of Shares Subject to the Restricted Share Plan: In the event there is any change in the Shares, whether by reason of a stock dividend, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in:

(a)	the number of Shares available under the Plan; and

(b)	the number of Shares subject to any Restricted Share Rights.

If the foregoing adjustment shall result in a fractional Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

5.07

Take-over Bid: In the event that the Corporation becomes the subject of a take-over bid pursuant to which 100% of the issued and outstanding Shares are acquired by the offeror either directly or as a result of the compulsory acquisition provisions of the incorporating statute, and where consideration is paid in whole or in part in equity securities of the offeror, the Committee may send notice to all holders of Restricted Share Rights requiring them to surrender their Restricted Share Rights within ten (10) days of the mailing of such notice, and the holders of Restricted Share Rights shall be deemed to have surrendered such Restricted Share Rights on the tenth (10th) day after the mailing of such notice without further formality, provided that:

(a)

the offeror delivers with such notice an irrevocable and unconditional offer to grant replacement restricted share rights to the holders of Restricted Share Rights on the equity securities offered as consideration;

(b)	the Committee has determined, in good faith, that such replacement restricted share rights have substantially the same economic value as the Restricted Share Rights being surrendered; and

(c)	the surrender of Restricted Share Rights and the granting of replacement restricted share rights can be effected on a tax-deferred basis under the Income Tax Act (Canada).

5.08	Clawback Policy: Any Restricted Share Right granted under the Plan will be subject to any clawback or similar policy that may be adopted by the Corporation from time to time.

5.09	No Representation or Warranty: The Corporation makes no representation or warranty as to the future market value of any Shares issued in accordance with the provisions of the Plan.

5.10

Compliance with Applicable Law: If any provision of the Plan or any Restricted Share Right contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.11	Interpretation: This Plan shall be governed by and construed in accordance with the laws of the Province of British Columbia.

SCHEDULE "C"
AUDIT COMMITTEE CHARTER

GOLDMINING INC.

(THE "COMPANY")

1.	PURPOSE

1.1.

The audit committee of the Company (the "Committee") is ultimately responsible for the policies and practices relating to integrity of financial and regulatory reporting, as well as internal controls to achieve the objectives of safeguarding of corporate assets; reliability of information; and compliance with policies and laws. Within this mandate, the Committee's role is to:

(a)	support the board of directors of the Company (the "Board") in meeting its responsibilities to Shareholders;

(b)	enhance the independence of the external auditor;

(c)	facilitate effective communications between management and the external auditor and provide a link between the external auditor and the Board; and

(d)	increase the credibility and objectivity of the Company's financial reports and public disclosure.

1.2.

The Committee will make recommendations to the Board regarding items relating to financial and regulatory reporting and the system of internal controls following the execution of the Committee's responsibilities as described herein.

1.3.	The Committee will undertake those specific duties and responsibilities listed below and such other duties as the Board from time to time prescribe.

2.	MEMBERSHIP

2.1.	The Committee will consist of at least three members, all of whom meets the independence requirements of National Instrument 52-110 – Audit Committees, as same may be amended from time to time.

2.2.

The members of the Committee shall be appointed by the Board. The Committee members may be replaced by the Board, as the Board shall determine from time to time. There shall be a chair of the Committee, who shall be appointed by the Board.

3.	AUTHORITY

3.1.	In addition to all authority required to carry out the duties and responsibilities included in this charter, the Committee has specific authority to:

(a)	engage, and set and pay the compensation for, independent counsel and other advisors as it determines necessary to carry out its duties and responsibilities;

(b)	communicate directly with management and any internal auditor, and with the external auditor without management involvement; and

(c)	approve annual and interim financial statements and annual and interim management's discussion and analyses on behalf of the Board.

3.2.

The Committee shall have access to such officers and employees of the Company and to the Company's external auditors, and to such information respecting the Company, as it considers being necessary or advisable in order to perform its duties and responsibilities.

4.	DUTIES AND RESPONSIBILITIES

4.1.	The overall duties and responsibilities of the Committee shall be as follows:

(a)

to assist the Board in the discharge of its responsibilities relating to the Company's accounting principles, reporting practices and internal controls and its approval of the Company's annual and quarterly consolidated financial statements and related financial disclosure;

(b)	to establish and maintain a direct line of communication with the Company's internal and external auditors and assess their performance;

(c)	to ensure that the management of the Company has designed, implemented and is maintaining an effective system of internal financial controls; and

(d)	to report regularly to the Board on the fulfillment of its duties and responsibilities.

4.2.	The duties and responsibilities of the Committee as they relate to the external auditors shall be as follows:

(a)	to recommend to the Board a firm of external auditors to be engaged by the Company, and to verify the independence of such external auditors;

(b)

to pre-approve the retention of the independent auditor for all audit and any non-audit services, including tax services, and the fees for such non-audit services which are provided to the Corporation or its subsidiary entities;

(c)	to review the audit plan of the external auditors prior to the commencement of the audit;

(d)	to review with the external auditors, upon completion of their audit:

(i)	contents of their report;

(ii)	scope and quality of the audit work performed;

(iii)	adequacy of the Company's financial and auditing personnel;

(iv)	co-operation received from the Company's personnel during the audit;

(v)	internal resources used;

(vi)	significant transactions outside of the normal business of the Company;

(vii)	significant proposed adjustments and recommendations for improving internal accounting controls, accounting principles or management systems;

(viii)	the non-audit services provided by the external auditors;

(ix)	to discuss with the external auditors the quality and not just the acceptability of the Company's accounting principles; and

(x)	to implement structures and procedures to ensure that the Committee meets with the external auditors on a regular basis in the absence of management.

4.3.	The duties and responsibilities of the Committee as they relate to the Company's internal auditors are to:

(a)	periodically review the internal audit function with respect to the organization, staffing and effectiveness of the internal audit department;

(b)	review and approve the internal audit plan; and

(c)	review significant internal audit findings and recommendations, and management's response thereto.

4.4.	The duties and responsibilities of the Committee as they relate to the internal control procedures of the Company are to:

(a)

review the appropriateness and effectiveness of the Company's policies and business practices which impact on the financial integrity of the Company, including those relating to internal auditing, insurance, accounting, information services and systems and financial controls, management reporting and risk management;

(b)	review compliance under the Company's business conduct and ethics policies, and to periodically review these policies and recommend to the Board, changes which the Committee may deem appropriate;

(c)	review any unresolved issues between management and the external auditors that could affect the financial reporting or internal controls of the Company; and

(d)	periodically review the Company's financial and auditing procedures and the extent to which recommendations made by the internal audit staff or by the external auditors have been implemented.

4.5.	The Committee is also charged with the responsibility to:

(a)	review the Company's quarterly statements of earnings, including the impact of unusual items and changes in accounting principles and estimates and report to the Board with respect thereto;

(b)	review and approve the financial sections of:

(i)	the annual report to Shareholders;

(ii)	the annual information form;

(iii)	annual and interim management's discussion and analysis;

(iv)	prospectuses;

(v)	news releases discussing financial results of the Company; and

(vi)	other public reports of a financial nature requiring approval by the Board, and report to the Board with respect thereto;

(c)	review regulatory filings and decisions as they relate to the Company's consolidated financial statements;

(d)

review the appropriateness of the policies and procedures used in the preparation of the Company's consolidated financial statements and other required disclosure documents, and consider recommendations for any material change to such policies;

(e)	review and report on the integrity of the Company's consolidated financial statements;

(f)	review the minutes of any Committee meeting of subsidiary companies;

(g)

review with management, the external auditors and, if necessary, with legal counsel, any litigation, claim or other contingency, including tax assessments that could have a material effect upon the financial position or operating results of the Company and the manner in which such matters have been disclosed in the consolidated financial statements;

(h)	review the Company's compliance with regulatory and statutory requirements as they relate to financial statements, tax matters and disclosure of financial information;

(i)

develop a calendar of activities to be undertaken by the Committee for each ensuing year and to submit the calendar in the appropriate format to the Board following each annual general meeting of Shareholders; and

(j)	evaluate, annually, the adequacy of this Charter and recommend any proposed changes to the Board.

5.	MEETINGS

5.1.

The quorum for a meeting of the Committee is a majority of the members of the Committee who are not officers or employees of the Company or of an affiliate of the Company, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other.

5.2.	The members of the Committee may determine their own procedures.

5.3.	The Committee may establish its own schedule that it will provide to the Board in advance.

5.4.	The external auditor is entitled to receive reasonable notice of every meeting of the Committee and to attend and be heard thereat.

5.5.	A member of the Committee or the external auditor may call a meeting of the Committee.

5.6.

The Committee will meet separately with the chief executive officer of the Company and separately with the chief financial officer of the Company at least annually to review the financial affairs of the Company.

5.7.	The Committee will meet with the external auditor of the Company at least once each year, at such time(s) as it deems appropriate, to review the external auditor's examination and report.

5.8.

The chair of the Committee must convene a meeting of the Committee at the request of the external auditor, to consider any matter that the auditor believes should be brought to the attention of the Board or the Shareholders.

6.	REPORTS

6.1.	The Committee will record its recommendations to the Board in written form which will be incorporated as a part of the minutes of the Board's meeting at which those recommendations are presented.

7.	MINUTES

7.1.	The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.